Deutsche Bank	Strategy
Earnings Report as of March 31, 2025

Exhibit 99.1

Deutsche Bank

Earnings Report as of March 31, 2025

Deutsche Bank	Strategy
Earnings Report as of March 31, 2025

Content

Strategy
Group results
Segment results
Consolidated balance sheet
Outlook
Risks and Opportunities
Risks
Opportunities
Risk information
Additional information
Management and Supervisory Board
Events after the reporting period
Basis of preparation/impact of changes in accounting principles
Total net revenues
Earnings per common share
Consolidated statement of comprehensive income
Provisions
Non-GAAP financial measures
Imprint

Deutsche Bank
Earnings Report as of March 31, 2025

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Deutsche Bank
Earnings Report as of March 31, 2025

Strategy

The following section provides an overview of Deutsche Bank’s strategic implementation for the Group and business segments in the first quarter of 2025 and should be read in conjunction with the strategy section provided in the Annual Report 2024. Given the high levels of uncertainty regarding the U.S. administration's tariff policy announced in early April 2025, further geopolitical developments, movements in the financial markets, or a deterioration in the macroeconomic environment, along with significant movements in foreign exchange rates, could have a material impact on any assumptions described below.

Global Hausbank

Deutsche Bank’s strategic and financial roadmap through 2025 aims to position Deutsche Bank as a Global Hausbank to its clients around the world, and to achieve the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, all of which have become even more important considering the ongoing geopolitical and macroeconomic challenges.

Deutsche Bank’s key performance indicators 2025

Financial targets and capital objectives for 2025

Financial targets:

  – Post-tax Return on Average Tangible Equity of above 10% for the Group
  – Compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5%
  – Cost/income ratio of below 65%

Capital objectives:

  – Common Equity Tier 1 capital ratio of approximately 13%
  – 50% Total payout ratio from 2025

Deutsche Bank reaffirms its financial targets as well as the bank’s capital objectives for 2025.

Deutsche Bank’s financial targets and capital objectives are based on the bank’s financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Progress on strategy implementation

Deutsche Bank maintained its momentum in executing its Global Hausbank strategy during the first quarter of 2025 by progressing on revenue growth and operational and capital efficiency.

Revenues grew by around 10% in the first quarter of 2025 to € 8.1 billion, compared to € 7.4 billion in the prior year quarter, a strong start towards the bank’s revenue objective of € 32 billion in 2025. The bank’s compound annual revenue growth rate since 2021 was 5.6% over the last twelve months, within the bank’s target range of between 5.5% and 6.5%.

Noninterest expenses in the first quarter of 2025 were € 5.2 billion versus € 5.3 billion in the first quarter of 2024, down 2% year on year. This development primarily reflected a substantial reduction in nonoperating costs as expected. Adjusted costs were € 5.1 billion in the first quarter of 2025, up 2% compared to the first quarter of 2024. The bank made further progress in the first quarter of 2025 on its € 2.5 billion Operational Efficiency program. Measures included optimization of the bank’s platform in Germany and workforce reduction, particularly in non-client facing roles, and performing on its efficiency objectives to achieve the bank’s cost/income ratio target of below 65%.

Deutsche Bank
Earnings Report as of March 31, 2025

With respect to capital efficiency, Deutsche Bank delivered further risk-weighted assets (RWA) equivalent benefits during the quarter through a combination of data and process improvements and a securitization transaction. As a result, cumulative RWA reductions from capital efficiency measures marked further progress towards the bank’s goal and are already at the higher end of the bank’s year-end 2025 target range of € 25 to € 30 billion. Deutsche Bank recently commenced its share repurchase program, announced on January 30, 2025. Upon completion of this program of up to € 750 million or 90 million shares, which is expected in the third quarter of 2025, and shareholder acceptance of management’s proposed dividend for 2024 of € 0.68 per share, the bank will have returned around € 2.1 billion in capital to its shareholders this year.

Deutsche Bank aims to further increase shareholder value and has a clear management agenda for further developing the Global Hausbank offering and sustainably increasing returns beyond 2025. During the first quarter of 2025, the bank progressed on a series of measures to grow value generation and reengineer its target operating model, supported by a strong culture and leadership. Examples include the streamlining of retail brands and the reduction of lower-return lending exposures in the Private Bank, further process and technology improvements in the Corporate Bank and the Investment Bank, and a simplification in the committee and policy landscape to enhance accountability and accelerate decision making. The bank plans to provide more details on its strategic aspiration and actions beyond 2025 in due course.

Post-tax Return on Average Tangible Equity and adjusted costs are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based.

Sustainability

In the first quarter of 2025, Deutsche Bank deal highlights included:

  – Corporate Bank acted as mandated lead arranger in € 2.9 billion non-recourse project financing for Polska Grupa Energetyczna S.A. (PGE). "Baltica 2" is the biggest offshore windfarm project currently planned in Poland with 1.5 GW developed jointly by PGE and Ørsted and will produce green electricity to meet the needs of around 2.5 million households
  – Investment Bank Origination & Advisory acted as joint lead manager on ABN AMRO's 6-year EU Green Bond Senior Preferred, the first financial institution issuance compliant with the EU Green Bond Standard. Proceeds are fully EU Taxonomy-aligned for green buildings and renewable energy projects
  – Investment Bank Fixed Income & Currencies acted as sole mandated lead arranger and lender to the Republic of Benin in relation to an up to € 507 million senior unsecured amortizing term loan facility, with a final maturity of 15 years. The loan, which benefits from a first-loss/second-loss guarantee structure provided by The International Development Association and the African Trade & Investment Development Insurance, leverages innovative financial instruments to support Benin's economic growth and social progress

As part of the activities related to policies and commitments, Deutsche Bank announced aviation as an eighth sector with a carbon pathway target for 2030 (interim) and a net zero target for 2050. Furthermore, Deutsche Bank published the updated Framework on Environmental and Social Due Diligence (Summary of existing frameworks).

Deutsche Bank segments

Corporate Bank continued to work towards its strategic ambitions, leveraging its strong brand and deep client relationships and aiming to offer a full range of advisory and financing solutions. In the first quarter of 2025, the segment made further progress on growing noninterest revenues, in particular, net commission and fee income with institutional clients, while net interest income in deposit businesses remained resilient. Corporate Bank was awarded ‘World’s Best Trade Finance Bank for Large Corporates’ in the Euromoney’s Marketmap Trade Finance 2025 Awards. As a transition partner, Corporate Bank continued to help clients across sector value chains to achieve their strategic goals by offering a broad suite of sustainable finance solutions and sector-aligned expertise. Furthermore, Corporate Bank completed a number of landmark Project Finance transactions, demonstrating the segment’s strategic focus on structuring and enabling the energy transition.

Deutsche Bank
Earnings Report as of March 31, 2025

During the first quarter of 2025, the Investment Bank continued supporting the segment’s clients, while delivering against its strategic objectives and driving revenue growth. In Fixed Income & Currencies, client engagement increased year on year, as the business continued to provide solutions and support in a quarter impacted by volatile market conditions, while the strategy of advancing existing and adjacent businesses also continued. Excluding the impact of a specific loan markdown, underlying Origination & Advisory revenues were higher year on year, despite a static industry fee pool. In line with the existing strategy, the development of the Mergers & Acquisitions franchise continued, with Advisory revenues growing over 20% year on year, further diversifying revenue streams and increasing the segment’s offering to clients.

In the first quarter of 2025, Private Bank continued the disciplined execution of its transformation strategy, while delivering resilient asset inflows and sustained revenue growth. In Personal Banking, the business further advanced the digital evolution of its business model. In Germany, upgrades to the Postbank mobile app, the launch of new digital account models, and the expansion of digital features available to clients, drove higher engagement over digital channels. In Italy and Spain, a digital-only service model was introduced for selected clients. Growth was supported by successful deposit campaigns in Germany and in Italy, primarily enabled via digital channels. The business maintained a sharp focus on transformation, further optimizing the branch network in Germany and Spain. In Wealth Management & Private Banking, the business delivered robust revenue growth across all markets, with acceleration in selected geographies across Europe, the U.S. and Emerging Markets. Asset gathering was particularly strong in investment solutions and, specifically, in discretionary portfolio management, confirming the ongoing refocus of the business mix towards recurring revenue streams. Entrepreneurs and Family Office clients remained a strong priority, with effective cross-divisional collaboration and referrals with the Corporate Bank and Investment Bank, and dedicated teams working seamlessly across locations to ensure an enhanced client experience. The continued evolution of the Wealth Management & Private Banking proposition was also recognized within the industry, with Private Bank winning 15 awards in the Global Euromoney Private Banking Awards 2025, including ‘World’s Best Bank for Entrepreneurs’ (for the third consecutive year) and “World’s Best Bank for Commercial Real Estate”, alongside regional and country-specific accolades.

Asset Management, represented by DWS Group GmbH & Co. KGaA, continued to make strategic progress along the four strategy clusters “Growth”, “Value”, “Build” and “Reduce” in the first quarter of 2025, aligning its capabilities and the growth prospects of the market. The launch of Active ETF "Xtrackers DJE US Equity Research UCITS ETF" was completed in February, with more Active ETFs launches planned during 2025. Xtrackers also received awards such as the power ranking from ETF Stream and the Golden Bull 2025 from "€uro" magazine, reflecting its innovative capabilities. Passive investment strategies continued to achieve strong growth above market share (source: ETFGI) with both Assets under Management (AuM) and net inflows increasing during the first quarter 2025. DWS sees high demand for short-term fixed income, money market and cash management solutions due to liquidity needs amid market uncertainty as clients sought to de-risk amid high market volatility. Active is continuing to build and offer ‘unwrapped’ investment capabilities, strengthen the ‘active’ narrative and progress with partner and marketing activities across Institutional and Wholesale. In Alternatives, DWS's Liquid Real Assets secured a U.S.$ 400 million mandate from a major APAC pension fund. Additionally, DWS's strategic cooperation with Investment Bank aims to enhance private credit origination and investment opportunities.

Deutsche Bank
Earnings Report as of March 31, 2025

Group results

Profit before tax was € 2.4 billion for the first quarter of 2025, up 50% year on year, driven by 10% growth in net revenues and a 2% decline in noninterest expenses. Post-tax profit grew 49% year on year to € 1.7 billion.

Deutsche Bank’s target ratios improved significantly compared to the first quarter of 2024. Post-tax return on average shareholders’ equity (RoE) was 8.6%, up from 6.0% in the prior year quarter. Post-tax return on average tangible shareholders’ equity (RoTE) was 9.6%, up from 6.6% in the prior year quarter, compared to the bank’s full-year 2025 target of above 10%. The cost/income ratio improved to 64.1%, from 71.9% in the prior year quarter and in line with the bank’s full-year 2025 target of below 65%. Diluted earnings per share improved to € 0.84, up 53% compared to € 0.55 in the prior year quarter.

Continued delivery of the Global Hausbank strategy

Deutsche Bank maintained its momentum in executing on its Global Hausbank strategy during the first quarter of 2025. This included:

  – Revenue growth: the bank’s compound annual revenue growth rate since 2021 over the last twelve months was 5.6% at the end of the first quarter, within the bank’s raised target range of between 5.5% and 6.5%. Assets under management across the Private Bank and Asset Management rose by € 95 billion in the last twelve months, including net inflows of € 26 billion in the first quarter of 2025.
  – Operational efficiency: Deutsche Bank made further progress on its € 2.5 billion operational efficiency program during the quarter. Measures include optimization of the bank’s platform in Germany and workforce reduction, particularly in non-client facing roles. As at the end of the quarter, savings either realized or expected from completed efficiency measures grew to € 2.1 billion, approximately 85% of the program’s expected total savings, including approximately € 1.9 billion in realized savings to date, as the bank realized cost savings from restructuring and other workforce reduction measures in prior periods, hiring discipline, and internal mobility.
  – Capital efficiency: Deutsche Bank delivered RWA reductions of a further € 4 billion during the quarter through data and process improvements and a securitization transaction. As a result, cumulative RWA equivalent benefits from capital efficiency measures reached € 28 billion, already at the higher end of the bank’s year-end 2025 target range of € 25-30 billion.

Revenues: double-digit growth reflects strategy execution

Net revenues were € 8.1 billion, up 10% over the prior year quarter and in line with the bank’s full-year 2025 revenue ambition of around € 32 billion. Revenue development in the bank’s business segments was as follows:

Deutsche Bank
Earnings Report as of March 31, 2025

  – Corporate Bank net revenues were € 1.9 billion, essentially unchanged year on year, as higher deposit volumes and growth of 6% in net commission and fee income were offset by the normalization of deposit margins compared to the prior year quarter. Corporate Treasury Services revenues were € 1.1 billion, up 1% year on year, as higher deposit volumes offset lower deposit margins. Institutional Client Services revenues were up 3% to € 473 million as growth in Securities Services revenues more than offset lower deposit margins in Institutional Cash Management. Business Banking revenues were € 321 million, down 9%, driven by the normalization of deposit margins. Deutsche Bank was named World’s Best Trade Finance Bank for Large Corporates in the Euromoney Trade Finance Survey 2025 and Best Bank for Corporate Cash Management – Germany in the Crisil Coalition Greenwich survey 2025.
  – Investment Bank net revenues were € 3.4 billion, up 10% over the first quarter of 2024. Record revenues in Fixed Income and Currencies (FIC) were partially offset by a decline in Origination & Advisory (O&A) which included the impact of a partial sale and markdown on a specific position in Leveraged Debt Capital Markets. Excluding the year on year impacts of € (90) million in the first quarter of 2025 and € (22) million in the first quarter of 2024, O&A revenues were 5% higher year on year in a broadly static fee pool (source: Dealogic). Fixed Income & Currencies (FIC) revenues were up 17% to € 2.9 billion, driven by strong growth in both Rates and Foreign Exchange which reflected heightened market activity and increased client engagement. Financing revenues were also higher, reflecting an increase in net interest income following targeted balance sheet deployment. Origination & Advisory revenues declined 8% to € 460 million, or up 5% if adjusted for the aforementioned markdown; a 21% year on year decline in Debt Origination revenues more than offset year on year growth of 22% in Advisory revenues and higher Equity Origination revenues.
  – Private Bank net revenues were € 2.4 billion, up 3% year on year. Noninterest revenues were higher, driven by strong growth in investment product revenues in line with strategy; net commission and fee income grew 5% to € 832 million, while net interest income was up 2% to € 1.5 billion. Revenues in Personal Banking were down 2% year on year to € 1.3 billion, as growth in investment products and deposit revenues was more than offset by lower lending revenues. In Wealth Management & Private Banking, revenues grew 8% year on year to € 1.1 billion, driven by growth in investment product revenues. Assets under management were € 632 billion at the end of the quarter, net inflows of € 6 billion were offset by € 8 billion in negative impacts from market developments and foreign exchange rate movements. The Private Bank won 15 awards at the Euromoney Global Private Banking Awards 2025, including World’s Best for Entrepreneurs, World’s Best for Commercial Real Estate and North America’s Best International Private Bank.
  – Asset Management net revenues were € 730 million, up 18% year on year. Management fees grew by 8% to € 639 million, predominantly reflecting higher average assets under management in both Active and Passive products. Performance and transaction fees were € 37 million, up 113% year on year, mainly driven by the recognition of performance fees from an alternative infrastructure fund as a result of a change in estimate while Other revenues were € 54 million, reflecting positive movements in the fair value of guarantees and lower Treasury funding charges. Net inflows were € 20 billion, driven predominantly by further inflows in Passive products in line with strategy and Cash. Assets under management were € 1,010 billion at the end of the quarter, down € 2 billion compared to the end of the previous quarter and up € 68 billion since the end of the first quarter of 2024.

Costs in line with full-year 2025 outlook as nonoperating costs normalize

Noninterest expenses were € 5.2 billion in the quarter, down 2% year on year compared to the prior year quarter and in line with the bank’s full-year 2025 outlook. This development primarily reflected a substantial year on year reduction in nonoperating costs as expected.

Adjusted costs of € 5.1 billion, up 2%, included higher compensation and benefits expenses driven by equity-based compensation components which increased due to the rise in the bank’s share price in the quarter. The workforce was 89,687 full-time equivalents (FTEs) at the end of the quarter, down by 66 during the quarter and by 636 from the end of the first quarter of 2024 as leavers, partly relating to the bank’s operational efficiency program, more than offset strategic hiring and internalizations during the quarter.

Nonoperating costs of € 93 million, down 64% from € 262 million in the first quarter of 2024, included litigation charges of € 26 million, down from € 166 million in the prior year quarter, and restructuring and severance charges of € 68 million, down from € 95 million in the prior year quarter.

Credit provisions reflect normalizing portfolios offset by overlays relating to macro-economic uncertainties

Provision for credit losses was € 471 million, or 39 basis points of average loans, compared to € 439 million in the first quarter of 2024 and to € 420 million in the previous quarter. Provision for non-performing (Stage 3) loans was € 341 million, down 27% from the prior year quarter and down 18% compared to the previous quarter, with portfolios performing in line with expectations. Provision for performing (Stage 1 and 2) loans was € 130 million and included overlays relating to uncertainties in the geopolitical and macro-economic outlook in the U.S., together with first-quarter macro-economic and portfolio effects and model changes. This compared to Stage 1 and 2 provisions of € 6 million in the previous quarter and net releases of € 32 million in the prior year quarter.

Solid capital ratio supports distributions to shareholders and business growth

The Common Equity Tier 1 (CET1) capital ratio was 13.8% in the quarter, unchanged from the previous quarter and up from 13.4% at the end of the first quarter of 2024. Organic capital generation through strong retained earnings was offset by deductions for Additional Tier 1 (AT1) coupon payments and for future capital distributions, reflecting the bank’s commitment to a 50% payout ratio.

The Leverage ratio was 4.6% at the end of the first quarter, unchanged from the end of the fourth quarter of 2024 and up from 4.5% in the prior year quarter. Leverage exposure was € 1,302 billion, compared to € 1,316 billion at the end of the previous quarter and € 1,254 billion in the prior year quarter.

For Deutsche Bank’s Annual General Meeting on May 22, 2025, the Management Board and the Supervisory Board have proposed the payment of a cash dividend of € 0.68 per share in respect of the financial year 2024, up 50% year on year, bringing total capital distributions in 2025 to € 2.1 billion including the bank’s recently launched € 750 million share repurchase program.

Deutsche Bank
Earnings Report as of March 31, 2025

The Liquidity Coverage Ratio was 134% at the end of the quarter, compared to 131% at the end of the fourth quarter of 2024, above the regulatory requirement of 100% and representing a surplus of € 58 billion. High Quality Liquid Assets were € 231 billion at the end of the quarter, compared to € 226 billion at the end of the previous quarter. The Net Stable Funding Ratio was 119%, compared to 121% at the end of the previous quarter, within the bank’s target range of 115-120% and representing a surplus of € 99 billion.

Customer deposits were € 667 billion at the end of the first quarter, essentially unchanged from the fourth quarter of 2024 and up from € 639 billion in the first quarter of 2024.

Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2025	Mar 31, 2024	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank	1,866	1,878	(12)	(1)
Investment Bank	3,362	3,047	316	10
Private Bank	2,439	2,376	62	3
Asset Management	730	617	113	18
Corporate & Other	(264)	(542)	278	(51)
Total net revenues	8,133	7,376	757	10
Provision for credit losses	471	439	32	7
Noninterest expenses:
Compensation and benefits	3,041	2,930	111	4
General and administrative expenses	2,180	2,373	(194)	(8)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(5)	1	(7)	N/M
Total noninterest expenses	5,216	5,305	(89)	(2)
Profit (loss) before tax	2,446	1,632	813	50
Income tax expense (benefit)	714	469	245	52
Profit (loss)	1,732	1,164	568	49
Profit (loss) attributable to noncontrolling interests	44	29	15	52
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,688	1,134	553	49
Common Equity Tier 1 capital ratio	13.8%	13.4%	0.4ppt	N/M

Loans (gross of allowance for loan losses, in € bn)[3]	487	486	1	0
Deposits (in € bn)[3]	667	639	28	4
Risk-weighted assets (in € bn)[3]	352	355	(3)	(1)
of which: operational risk RWA (in € bn)[3]	59	57	2	3
Leverage exposure (in € bn)[3]	1,302	1,254	48	4
Employees (full-time equivalent)[3]	89,687	90,323	(636)	(1)
Leverage ratio	4.6%	4.5%	0.2ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Non-GAAP Financial Measures” of this report

2Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

3As of quarter-end

Capital expenditures and divestitures

During the first three months of 2025, the Group did not make any significant capital expenditures or divestitures.

Deutsche Bank
Earnings Report as of March 31, 2025

Segment results

Corporate Bank

Profit before tax was € 632 million in the first quarter of 2025, up by 3% year on year, driven by lower noninterest expenses. Post-tax RoE was 13.4%, down from 14.5% in the prior year quarter, and post-tax RoTE was 14.4%, down from 15.6%, both influenced by higher equity allocation. The cost/income ratio was 62%, down from 64% in the first quarter of 2024.

Net revenues were € 1.9 billion, 1% lower year on year as interest hedging, higher deposit balances and growth in net commission and fee income were mostly offset ongoing deposit margin normalization. Corporate Treasury Services revenues were € 1.1 billion, up 1% year on year, driven by interest hedging, higher deposit volumes and fee growth, mostly offset by lower deposit margins. Institutional Client Services revenues were up 3% to € 473 million in the first quarter of 2025, as growth in Securities Services more than offsets lower deposit margins in Institutional Cash Management. Business Banking revenues down 9% year on year to € 321 million, driven by the normalization of deposit margins.

Provision for credit losses was € 77 million in the first quarter of 2025, including € 50 million of Stage 1 and 2 provisions partly reflecting management overlays, compared to € 63 million in the prior year quarter.

Noninterest expenses were € 1.2 billion, down 4% year on year, mainly driven by reduced litigation costs, while adjusted costs rose 2% year on year to € 1.2 billion, driven by front office investments.

Corporate Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2025	Mar 31, 2024	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services[1]	1,072	1,066	7	1
Institutional Client Services	473	462	12	3
Business Banking[1]	321	351	(30)	(9)
Total net revenues	1,866	1,878	(12)	(1)
Of which:
Net interest income[2]	1,169	1,286	(117)	(9)
Net commission and fee income[2]	659	622	37	6
Remaining income[2]	38	(30)	68	N/M
Provision for credit losses	77	63	15	23
Noninterest expenses:
Compensation and benefits	410	381	29	8
General and administrative expenses	747	823	(76)	(9)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	0	0	N/M
Total noninterest expenses	1,157	1,205	(47)	(4)
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	632	611	21	3

Employees (front office, full-time equivalent)[3]	8,009	7,742	268	3
Employees (business-aligned operations, full-time equivalent)[3]	8,139	8,062	78	1
Employees (allocated central infrastructure, full-time equivalent)[3]	10,274	9,766	508	5
Total employees (full-time equivalent)[3]	26,423	25,569	853	3
Total assets (in € bn)[3,4]	291	264	27	10
Risk-weighted assets (in € bn)[3]	76	72	4	5
of which: operational risk RWA (in € bn)[3]	11	8	3	37
Leverage exposure (in € bn)[3]	334	307	27	9
Deposits (in € bn)[3]	313	300	13	4
Loans (gross of allowance for loan losses, in € bn)[3]	116	117	(0)	(0)
Cost/income ratio[5]	62.0%	64.1%	(2.1)ppt	N/M
Post-tax return on average shareholders’ equity	13.4%	14.5%	(1.1)ppt	N/M
Post-tax return on average tangible shareholders’ equity	14.4%	15.6%	(1.2)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 Starting from the first quarter of 2025, certain smaller non-complex clients previously recorded under Corporate Treasury Services are reported under Business Banking. The reclassification follows a review and realignment of client coverage to provide clients with the most effective coverage within the Corporate Bank. Prior years’ comparatives are presented in the current reporting structure

2Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

3As of quarter-end

4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of March 31, 2025

Investment Bank

Profit before tax in the first quarter 2025 was € 1.5 billion, up 22% year on year, primarily driven by a 10% increase in revenues. Post-tax RoE increased to 17.4% and post-tax RoTE to 18.0%, compared to 14.6% and 15.1% respectively in the prior year quarter. The cost/income ratio was 49%, compared to 54% in the first quarter of 2024.

Net revenues were € 3.4 billion, 10% higher than the prior year period, reflecting year on year improvements across Fixed Income & Currencies, partially offset by lower Origination & Advisory due to the impact of a loss on partial sale and markdown on a specific loan position in Leveraged Debt Capital Markets. Excluding the year on year impacts of € (90) million in the first quarter of 2025 and € (22) million in the first quarter of 2024, revenues increased 5% compared to the prior year quarter in a fee pool that was broadly flat (source: Dealogic).

Fixed Income & Currencies (FIC) revenues were € 2.9 billion, up 17% year on year. FIC: Financing revenues were € 927 million, 15% higher compared to the prior year quarter, largely reflecting an increase in net interest income and strong fee income. FIC: Ex-Financing revenues were € 2.0 billion, 18% higher compared to a strong first quarter of 2024, with both Rates and Foreign Exchange significantly higher year on year reflecting heightened market activity and increased client engagement.

Origination & Advisory revenues were € 460 million, a 8% decrease year on year due to the aforementioned losses. Consequently, Debt Origination revenues were 21% lower than the prior year at € 281 million. Equity Origination revenues were € 52 million, materially higher year on year. Advisory revenues were € 127 million, up 22% versus the prior year in a fee pool that was broadly flat (Dealogic).

Provision for credit losses was € 163 million in the first quarter of 2025, compared to € 150 million in the prior year quarter, with the year on year increase driven by Stage 1 and 2 provisions, which includes tariff-related overlays, model changes and portfolio effects, largely offset by a material reduction in Stage 3 impairments, including in CRE.

Noninterest expenses were € 1.7 billion, 1% higher year on year, and adjusted costs were € 1.6 billion, up 4% year on year. The increase includes the adverse impact of foreign exchange translation, with noninterest expense benefitting from lower litigation and reduced severance and restructuring costs.

Deutsche Bank
Earnings Report as of March 31, 2025

Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2025	Mar 31, 2024	Absolute Change	Change in %
Net revenues:
Fixed Income & Currencies	2,938	2,507	431	17
Fixed Income & Currencies: Financing	927	806	121	15
Fixed Income & Currencies: Ex-Financing	2,011	1,701	310	18
Origination & Advisory	460	502	(42)	(8)
Debt Origination	281	354	(73)	(21)
Equity Origination	52	44	8	19
Advisory	127	104	23	22
Research and Other	(36)	38	(74)	N/M
Total net revenues	3,362	3,047	316	10
Provision for credit losses	163	150	13	9
Noninterest expenses:
Compensation and benefits	752	686	66	10
General and administrative expenses	898	945	(46)	(5)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	1	(0)	N/M
Total noninterest expenses	1,651	1,631	19	1
Noncontrolling interests	3	1	2	164
Profit (loss) before tax	1,545	1,264	281	22

Employees (front office, full-time equivalent)[1]	4,876	4,800	75	2
Employees (business-aligned operations, full-time equivalent)[1]	3,149	3,161	(12)	(0)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,134	11,977	157	1
Total employees (full-time equivalent)[1]	20,159	19,938	221	1
Total assets (in € bn)[1,2]	786	707	79	11
Risk-weighted assets (in € bn)[1]	137	137	1	1
of which: operational risk RWA (in € bn)[1]	16	17	(1)	(9)
Leverage exposure (in € bn)[1]	591	567	23	4
Deposits (in € bn)[1]	27	20	7	33
Loans (gross of allowance for loan losses, in € bn)[1]	112	103	10	9
Cost/income ratio[3]	49.1%	53.5%	(4.5)ppt	N/M
Post-tax return on average shareholders’ equity	17.4%	14.6%	2.8ppt	N/M
Post-tax return on average tangible shareholders’ equity	18.0%	15.1%	2.9ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of March 31, 2025

Private Bank

Profit before tax was € 490 million in the first quarter of 2025, up € 148 million (43%) year on year reflecting lower noninterest expenses and slightly higher revenues. Post-tax RoE and post-tax RoTE increased to 8.3% compared to 6.2% and 6.4%, respectively, in the prior year quarter. The cost/income ratio of 71% improved compared to 76% in the prior year.

Revenues were € 2.4 billion, up 3% year on year. Noninterest income increased by 4% driven by higher investment product revenues which were in line with Private Bank’s strategy, while net interest income was up 2% at € 1.5 billion.

In Personal Banking, revenues were down 2% year on year to € 1.3 billion, as growth in investment products and deposit revenues was more than offset by lower lending revenues.

In Wealth Management & Private Banking, revenues grew by 8% year on year to € 1.1 billion, reflecting strong growth in investment product revenues.

Provision for credit losses was € 219 million in the first quarter of 2025, impacted by the deteriorating macro-economic environment, while the underlying portfolio performance improved. For the prior year quarter, provision for credit losses was € 219 million, impacted by elevated provisions in Wealth Management and transitory effects from Postbank integration.

Noninterest expenses were € 1.7 billion, down 5% year on year, predominantly driven by lower adjusted costs which improved by 4% to € 1.7 billion, reflecting normalized investment spend, benefits from transformation initiatives including workforce reductions and the closure of 60 branches in the first quarter of 2025, as well as lower deposit protection costs.

Assets under management were € 632 billion at quarter end 2025, the development reflected € 8 billion in negative impacts from market developments and foreign exchange movements, partly offset by positive net inflows of € 6 billion.

Deutsche Bank
Earnings Report as of March 31, 2025

Private Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2025	Mar 31, 2024	Absolute Change	Change in %
Net revenues:
Personal Banking[1]	1,289	1,311	(22)	(2)
Wealth Management & Private Banking[1]	1,150	1,065	84	8
Total net revenues	2,439	2,376	62	3
Of which:
Net interest income	1,454	1,432	22	2
Net commission and fee income	832	789	43	5
Remaining income	152	156	(4)	(2)
Provision for credit losses	219	219	0	0
Noninterest expenses:
Compensation and benefits	728	709	19	3
General and administrative expenses	1,008	1,106	(98)	(9)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(6)	1	(6)	N/M
Total noninterest expenses	1,730	1,816	(85)	(5)
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	490	342	148	43

Employees (front office, full-time equivalent)[2]	16,571	18,392	(1,821)	(10)
Employees (business-aligned operations, full-time equivalent)[2]	7,866	7,690	177	2
Employees (allocated central infrastructure, full-time equivalent)[2]	12,337	12,336	1	0
Total employees (full-time equivalent)[2]	36,775	38,418	(1,643)	(4)
Total assets (in € bn)[2,3]	323	326	(3)	(1)
Risk-weighted assets (in € bn)[2]	94	96	(1)	(1)
of which: operational risk RWA (in € bn)[2]	15	15	(0)	(0)
Leverage exposure (in € bn)[2]	336	333	3	1
Deposits (in € bn)[2]	318	310	8	2
Loans (gross of allowance for loan losses, in € bn)[2]	253	261	(7)	(3)
Assets under Management (in € bn)[2,4]	632	606	26	4
Net flows (in € bn)	6	11	(6)	(48)
Cost/income ratio[5]	71.0%	76.4%	(5.5)ppt	N/M
Post-tax return on average shareholders’ equity	8.3%	6.2%	2.0ppt	N/M
Post-tax return on average tangible shareholders’ equity	8.3%	6.4%	1.9ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Starting from the first quarter of 2025, a portion of certain European Personal Banking clients have been transferred to the Wealth Management and Private Banking segment. This change reflects adjustments in the Private Bank client's classification to better align financial reporting with the underlying business structure. Prior years‘ comparatives are presented in the current reporting structure

2As of quarter-end

3Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

4Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management & Private Banking (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of March 31, 2025

Asset Management

Profit before tax was € 204 million in the first quarter of 2025, up 67% year on year, primarily driven by higher revenues. Post-tax RoE was 10.0%, up from 6.3%, and post-tax RoTE was 22.1%, up from 14.5% in the prior year quarter. The cost/income ratio improved to 64% in the quarter, compared to 74% in the prior year quarter.

Net revenues were € 730 million, up 18% year on year. Management fees were € 639 million, up 8% year on year, driven by Active and Passive products reflecting increasing average assets under management. Performance and transaction fees were € 37 million, up 113% year on year, mainly driven by the recognition of performance fees from an alternative infrastructure fund as a result of a change in estimate while other revenues were € 54 million, significantly higher compared to the prior year quarter, mainly reflecting favorable movements in the fair value of guarantees.

Noninterest expenses were € 467 million in the quarter, up 2% year on year. Adjusted costs were € 459 million, up 5%. The increase in noninterest expenses was mainly from variable compensation reflecting increase in the DWS share price and banking servicing costs, partly offset by lower non-operating litigation costs.

Net flows were € 20 billion in the first quarter, or € 12 billion excluding Cash net inflows. Net inflows were predominately driven by Passive including Xtrackers, supported by SQI and Active Fixed Income, partly offset by net outflows in Active Equity, Multi Assets and Alternatives. ESG products net flows were flat in the quarter.

Assets under management declined by € 2 billion to € 1,010 billion during the quarter. The decrease was driven by negative foreign exchange movements and market impacts which more than offset the net inflows.

Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2025	Mar 31, 2024	Absolute Change	Change in %
Net revenues:
Management fees	639	592	47	8
Performance and transaction fees	37	17	19	113
Other	54	8	47	N/M
Total net revenues	730	617	113	18
Provision for credit losses	(0)	(1)	1	N/M
Noninterest expenses:
Compensation and benefits	250	234	17	7
General and administrative expenses	216	222	(6)	(3)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	0	0	N/M
Total noninterest expenses	467	456	11	2
Noncontrolling interests	59	40	18	45
Profit (loss) before tax	204	122	82	67

Employees (front office, full-time equivalent)[1]	2,056	2,035	20	1
Employees (business-aligned operations, full-time equivalent)[1]	2,550	2,387	163	7
Employees (allocated central infrastructure, full-time equivalent)[1]	596	578	18	3
Total employees (full-time equivalent)[1]	5,202	5,001	201	4
Total assets (in € bn)[1,2]	11	11	(0)	(2)
Risk-weighted assets (in € bn)[1]	13	18	(5)	(26)
of which: operational risk RWA (in € bn)[1]	5	5	0	3
Leverage exposure (in € bn)[1]	10	10	0	0
Assets under Management (in € bn)[1,3]	1,010	941	68	7
Net flows (in € bn)	20	8	12	N/M
Cost/income ratio[4]	64.0%	73.9%	(9.9)ppt	N/M
Post-tax return on average shareholders’ equity	10.0%	6.3%	3.7ppt	N/M
Post-tax return on average tangible shareholders’ equity	22.1%	14.5%	7.5ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of March 31, 2025

Corporate & Other

Corporate & Other reported a loss before tax of € 425 million in the first quarter of 2025, compared to a loss before tax of € 706 million in the prior year quarter.

Net revenues were negative € 264 million in the quarter, compared to negative € 542 million in the prior year quarter. Revenues relating to valuation and timing differences were negative € 139 million, compared to negative € 401 million in the prior year quarter, reflecting losses on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the IASB.

Noninterest expenses were € 211 million in the quarter, compared to € 197 million in the prior year quarter. Expenses associated with shareholder activities were € 159 million in the first quarter 2025, compared to € 170 million in the prior year quarter.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 62 million for the first quarter 2025, mainly related to DWS compared to positive € 42 million in the prior year quarter.

Risk-weighted assets stood at € 31 billion at the end of the first quarter of 2025, including € 13 billion of operational risk RWA. RWA were essentially flat compared to prior year quarter.

Corporate & Other results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2025	Mar 31, 2024	Absolute Change	Change in %
Net revenues	(264)	(542)	278	(51)
Provision for credit losses	12	9	3	38
Noninterest expenses:
Compensation and benefits	900	920	(20)	(2)
General and administrative expenses	(689)	(723)	34	(5)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	0	(0)	N/M
Total noninterest expenses	211	197	14	7
Noncontrolling interests	(62)	(42)	(20)	48
Profit (loss) before tax	(425)	(706)	280	(40)

Total Employees (full-time equivalent)[1]	36,470	36,054	415	1
Risk-weighted assets (in € bn)[1]	31	33	(1)	(4)
Leverage exposure (in € bn)[1]	31	36	(5)	(14)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

Deutsche Bank
Earnings Report as of March 31, 2025

Consolidated balance sheet

Assets

in € m.	Mar 31, 2025	Dec 31, 2024
Cash and central bank balances	151,550	147,494
Interbank balances (without central banks)	7,478	6,160
Central bank funds sold and securities purchased under resale agreements	39,524	40,803
Securities borrowed	52	44
Financial assets at fair value through profit or loss
Trading assets	157,821	139,772
Positive market values from derivative financial instruments	233,410	291,800
Non-trading financial assets mandatory at fair value through profit and loss	111,231	114,324
Financial assets designated at fair value through profit or loss	0	0
Total financial assets at fair value through profit or loss	502,462	545,895
Financial assets at fair value through other comprehensive income	42,325	42,090
Equity method investments	982	1,028
Loans at amortized cost	481,419	483,897
Property and equipment	6,167	6,193
Goodwill and other intangible assets	7,627	7,749
Other assets [1]	173,359	101,178
Assets for current tax	1,748	1,801
Deferred tax assets	6,299	6,702
Total assets	1,420,992	1,391,033

Liabilities and equity

in € m.	Mar 31, 2025	Dec 31, 2024
Deposits	666,953	667,700
Central bank funds purchased and securities sold under repurchase agreements	4,431	3,740
Securities loaned	2	2
Financial liabilities at fair value through profit or loss
Trading liabilities	46,538	43,498
Negative market values from derivative financial instruments	218,251	276,410
Financial liabilities designated at fair value through profit or loss	102,734	92,047
Investment contract liabilities	447	454
Total financial liabilities at fair value through profit or loss	367,970	412,409
Other short-term borrowings	15,115	9,895
Other liabilities [1]	161,616	95,616
Provisions	3,135	3,326
Liabilities for current tax	862	720
Deferred tax liabilities	581	574
Long-term debt	116,353	114,899
Trust preferred securities	286	287
Total liabilities	1,337,306	1,309,168
Common shares, no par value, nominal value of € 2.56	4,988	5,106
Additional paid-in capital	38,781	39,744
Retained earnings	27,509	25,872
Common shares in treasury, at cost	(109)	(713)
Accumulated other comprehensive income (loss), net of tax	(2,093)	(1,300)
Total shareholders’ equity	69,076	68,709
Additional equity components	13,043	11,550
Noncontrolling interests	1,567	1,606
Total equity	83,686	81,865
Total liabilities and equity	1,420,992	1,391,033

1 Includes non-current assets and disposal groups held for sale

Deutsche Bank
Earnings Report as of March 31, 2025

Movements in assets and liabilities

As of March 31, 2025, the total balance sheet of € 1.4 trillion was essentially flat compared to year-end 2024.

Cash, central bank and interbank balances increased by € 5.4 billion, mainly attributable to an increase in Other short-term borrowings of € 5.2 billion, driven by newly issued commercial papers during the quarter.

Trading assets increased by € 18.0 billion, mainly due to increased exposure in government securities in the bank’s debt securities portfolio due to client flows and desk positioning in relation to the current environment. Corresponding liabilities increased by € 3.0 billion.

Positive and negative market values of derivative financial instruments decreased by € 58.4 billion and € 58.2 billion, respectively, driven by foreign exchange products primarily due to market volatility, weakening of the U.S. dollar against the euro and new trades booked at materially lower mark-to-market values. The decline was also observed in interest rate products due to moves in interest rate curves.

Loans at amortized cost decreased by € 2.5 billion, primarily driven by lower mortgage origination in the Private Bank and foreign exchange movements which was partly offset by growth in Fixed Income and Currencies and Origination & Advisory businesses in the Investment Bank.

Other assets increased by € 72.2 billion, mainly driven by increases in brokerage and securities related receivables of € 62.9 billion. This was mainly attributable to higher receivables from pending settlements of regular way trades following the seasonality pattern the bank typically observes with lower year-end levels versus higher volumes in first quarter. This seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 61.9 billion, driving the € 66.0 billion increase in other liabilities. The increase in other assets also included a € 5.8 billion growth in debt securities classified as hold to collect.

Financial liabilities designated at fair value through profit or loss increased by € 10.7 billion, as a result of an increase in securities sold under repurchase agreements at fair value through profit or loss, mainly driven by increased trading activities in Europe & U.S. rates business.

The overall movement of the balance sheet included a decrease of € 22.5 billion due to foreign exchange rate movements, mainly driven by weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total high-quality liquid assets (HQLA) as defined in Commission Delegated Regulation (EU) 2015/61, as amended by Regulation (EU) 2018/1620, amounted to € 231 billion as of 31 March 2025 as compared with € 226 billion per 31 December 2024. The liquidity coverage ratio was 134% in the first quarter of 2025, exceeding the minimum regulatory requirement by €58 billion.

Deutsche Bank
Earnings Report as of March 31, 2025

Equity

Total equity as of March 31, 2025, was € 83.7 billion compared to € 81.9 billion as of December 31, 2024, an increase of € 1.8 billion. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 1.7 billion, the issuance of Additional Tier 1 equity instruments (AT1) treated as equity in accordance with IFRS of € 1.5 billion as well as treasury shares distributed under share-based compensation plans of € 413 million. Negative effects resulted from purchases of treasury shares of € 483 million as well as from unrealized net losses on accumulated other comprehensive income, net of tax, of € 793 million. The latter were mainly driven by foreign currency translation, net of tax, of negative € 997 million, primarily resulting from the weakening of the U.S. dollar against the Euro, partly offset by unrealized net gains on derivatives hedging the variability of cash flows, net of tax, of € 96 million, unrealized net gains on financial assets at FVOCI, net of tax, of € 61 million, unrealized net gains from equity method investments of € 27 million and unrealized net gains attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax, of € 19 million. Further contributing factors include a net change in share awards for the period of negative € 261 million, option premiums and other effects from options on common shares of negative € 75 million, remeasurement losses related to defined benefit plans, net of tax of € 49 million as well as a change in noncontrolling interests of negative € 40 million.

On January 3, 2025, Deutsche Bank AG cancelled 46.4 million of its common shares, concluding its 2024 share buyback program. The cancellation reduced the nominal value of the shares by € 119 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 675 million. The difference between the common shares at cost and their nominal value reduced additional paid-in capital by € 556 million. The shares had already been deducted from the reported total equity on December 31, 2024. Therefore, the cancellation did not reduce total equity in the first three months of 2025.

Deutsche Bank
Earnings Report as of March 31, 2025

Outlook

The following section provides an overview of Deutsche Bank’s outlook for the Group and business segments for the financial year 2025 and should be read in conjunction with the outlook section provided in the Combined Management Report of the Annual Report 2024. The macroeconomic and banking industry outlook in the following chapter reflects the Group’s general expectations regarding future economic and industry developments. However, given the high levels of uncertainty regarding the U.S. administration's tariff policy announced in early April 2025, further geopolitical developments, movements in the financial markets, or a deterioration in the macroeconomic environment, along with significant movements in foreign exchange rates, could have a material impact on any assumptions described below. Economic assumptions used in the bank’s models are laid out separately in the respective sections.

Macroeconomic and banking industry outlook

The global economy is expected to expand by 2.9% in 2025. Regional growth dynamics are likely to vary, particularly in relation to the U.S. administration increasing trade barriers. Consumer price inflation is projected to ease to an average of 4.0% in 2025. Some central banks are expected to further ease monetary policy through interest rate cuts.

The Eurozone economy is expected to expand by 0.5% in 2025, but adverse effects from higher trade barriers are expected to weigh on the growth. A more expansionary fiscal policy will likely take time to provide a supportive effect on the economy. Private consumption is recovering slowly. Inflation is forecast to ease to 2.0% in 2025. The European Central Bank is likely to continue easing its monetary policy and could cut key interest rates further.

Germany’s shift in fiscal policy after the snap Bundestag elections in February 2025 occurred when outgoing parliament passed a reform of the constitutional public debt brake, enabling the incoming new German government to announce a € 500 billion infrastructure investment package and additional defense spending to address the increased geopolitical challenges. Together with potential structural reforms, the fiscal expansion is expected to uplift Germany’s growth outlook; however, additional spending will become fully effective only from 2026 onwards and implementation risks remain. In 2025, the German economy is expected to grow by 0.3%. Private consumption is expected to recover only slowly in 2025, and foreign trade is facing headwinds from U.S. import tariffs. Inflation is expected to be 2.4% in 2025.

The U.S. economy is expected to grow by 1.7% in 2025. The U.S. administration’s trade policy poses downside risks due to higher import tariffs. These could also lead to inflation exceeding the expected 3.4%. The Federal Reserve is expected to start lowering its key interest rate towards the end of 2025.

The Chinese economy is expected to grow by 4.5% in 2025, supported by fiscal and monetary policy measures. However, the intensified trade war with the U.S. is likely to pose headwinds. The recovery of the real estate market will likely still take some time. Inflation is forecast to be 0.6% in 2025.

The global banking industry may be impacted by a weakening real economy in 2025 due to escalating trade tensions but should be less severely affected than many other industries. Lower-than-expected economic growth may likely dampen credit demand and could lead to stricter lending standards. Credit losses could rise somewhat. Elevated uncertainty about trade policies and fiscal and monetary policies are expected to dampen issuance and Mergers & Acquisitions activity in financial markets and reduce valuations, thereby impacting investment banking and asset management. By contrast, trading business could benefit from higher volatility.

European banks could face some headwinds from the weaker macroeconomic environment. Although policy rates are likely to decline further, actual lending margins could increase as banks become more risk averse. This could mitigate overall pressure on margins and thus contribute to a higher net interest income. Asset quality is not expected to deteriorate materially. Banks in Germany could potentially see an improvement in confidence if the new government were successful in implementing relief measures for the private sector. Loan demand could gradually pick up again once fiscal easing takes hold.

For banks in the U.S., weaker domestic growth, coupled with interest rates that are likely to remain elevated in 2025 could have a more pronounced impact than for banks in Europe. Greater exposure to capital markets also increases sensitivity to possibly adverse market movements. In contrast, regulatory relief for banks and financial markets under the new U.S. administration could be meaningful and boost global competitiveness.

Deutsche Bank
Earnings Report as of March 31, 2025

Banks in China are expected to also be impacted by a slower economic growth following an intensified trade war with the U.S. Also, low interest rates do not provide a tailwind for revenues. However, fiscal and monetary policy measures should partially mitigate the negative economic effects. Ongoing recapitalization of the largest banks with public funds is expected to strengthen balance sheets and allow them to deal with exposures left over from the country’s previous real estate boom. Additional lending capacity could fuel credit growth.

In Europe, the European Commission under President Ursula von der Leyen has made a determined start with a new agenda aimed at making Europe more independent from global geopolitical dynamics. This has already included a review of the extensive framework on sustainability reporting and disclosures, publication of an artificial intelligence action plan aimed to increase support for Europe’s technology sector, a defense strategy aimed to increase investments into Europe’s defense capability as well as a strategy on the savings and investments union. The last strategy highlights the importance for Europe of creating more extensive and efficient capital markets and the importance of having competitive banks. All these strategies are expected to result in legislative proposals that will be rolled out during the course of 2025 and 2026. Moreover, they will require involvement of banks expanding their funding and support for European clients.

In Germany, the CDU/CSU and SPD parties have reached a coalition agreement. This agreement is expected to increase Germany’s impact on European growth again. The agreement focuses, among other things, on revisions to taxes, energy prices and pensions while continuing to support a green transition.

In the U.S., the regulators proposed a rule to implement the Basel Committee’s finalized Basel III framework. The proposal raises capital requirements for banks with over U.S.$ 100 billion in assets and increases the alignment on the institutions’ requirements. There remains significant uncertainty regarding the scope of changes that will be implemented in the final rule as well as the timing of the finalization. Regulators are also investigating potential changes to liquidity requirements, in particular to address liquidity issues that arose during the March 2023 banking stress in the U.S. It is expected that U.S. regulators will publish a proposal during 2025.

Deutsche Bank outlook

Deutsche Bank’s strategic and financial road map through 2025, referred to as the Global Hausbank strategy, outlines the bank’s 2025 financial targets and capital objectives. Deutsche Bank reaffirms the bank’s financial targets to be achieved by 2025 of a post-tax return on average tangible equity of above 10%, a compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5% and a cost/income ratio of below 65%. The bank also confirms its capital objectives of a CET1 capital ratio of around 13% and a payout ratio of 50%, from 2025.

In 2025, Deutsche Bank revenues are expected to be higher compared to the prior year. Deutsche Bank confirms its revenue goal of around € 32 billion at Group level in 2025. This development is driven by the resilience and growth potential of the bank’s businesses and continued business momentum.

Corporate Bank expects further progress on its initiatives and growth in business volumes to support the segment’s performance in 2025. Revenues are expected to be slightly higher compared to the prior year, driven by higher net commission and fee income, while net interest income is expected to remain resilient. Corporate Treasury Services revenues are anticipated to be slightly higher in 2025 compared to 2024, supported by continued momentum in flow and structured business in Trade Finance and expected growth in deposit volumes in Corporate Cash Management. Institutional Client Services revenues are anticipated to remain essentially flat, as growth in Trust and Agency Services and Securities Services will be mostly offset by lower net interest income in Institutional Cash Management. In Business Banking, revenues are also expected to remain essentially flat as fee growth and higher deposit volumes are expected to offset ongoing normalization of deposit margins.

Investment Bank revenues are expected to be higher in 2025 compared to the prior year. FIC is expected to build on the momentum of a very strong first quarter 2025 performance in both Trading and Financing, while the segment expects the benefits of the investments made in Origination & Advisory throughout 2023 and last year to crystalize and drive revenue improvement.

FIC revenues are expected to be slightly higher compared to 2024. The Rates business expects to benefit from an improved market environment that was evident towards the end of 2024 and has continued into the first quarter of 2025, while selectively growing via targeted investments in line with client demand and market opportunities. The Foreign Exchange business will look to further technology development, expand its metals offering and drive improvements in the Forwards business. Global Emerging Markets will continue to further develop its onshore capabilities, for example building on the performance of Latin America in 2024 and client workflow solutions globally, while selectively expanding its product offering. The Credit Trading business intends to build on the momentum of a very strong performance in 2024 and develop its U.S. flow business further. The Financing business will continue to optimize the effective deployment of resources and look to maintain its position as one of the leading franchises globally.

Deutsche Bank
Earnings Report as of March 31, 2025

Origination & Advisory revenues were expected to be significantly higher at the beginning of the year when compared to the previous year. While this is still possible, recent changes due to global tariffs have created uncertainty about market performance for the remainder of the year. This uncertainty means industry activity in the first quarter was lower than expected; however, underlying revenues rose year on year when adjusting for the impact of a specific loan loss, and the division still expects to benefit from prior period investments with respect to market share. The Debt Origination business expects Leveraged Debt Capital Markets to build on the recovery it witnessed in the prior year, while the Investment Grade Debt business seeks to maintain its strong performance in 2024, where both businesses gained market share in growing fee pools. The Advisory business seeks to build on the momentum of a very strong prior year and fully benefit from targeted hires made in the last two years. The Equity Origination business will continue to provide a competitive offering across products.

In 2025, Private Bank revenues are expected to be slightly higher compared to 2024, driven by growth in investment product revenues supported by continued net inflows in assets under management, as well as slightly higher deposit revenues. Lending revenues are expected to remain essentially flat.

In Personal Banking, net revenues are expected to be essentially flat compared to the prior year. Higher investment product and slightly higher deposit revenues are expected to be partially offset by slightly lower revenues from lending and other banking services.

In Wealth Management & Private Banking, net revenues are expected to be higher compared to 2024 driven by increased investment product revenues supported by continued business growth, while deposit revenues are expected to be slightly higher and lending revenues to remain essentially flat.

Private Bank assumes continued inflows in assets under management in 2025 with corresponding volumes in assets under management expected to be slightly higher compared to year end 2024. However, the overall development of volumes will be highly dependent on market parameters, including equity indices and foreign exchange rates.

Asset Management expects total net revenues to be higher for the full year 2025 compared to 2024. Management fees are expected to be slightly higher from increasing average assets under management. Performance and transaction fees are expected to be significantly higher; however, if certain annual performance fees do not materialize in the fourth quarter of 2025, then total performance and transactions fees would be higher rather than significantly higher for the full year 2025 compared to 2024. Other revenues are expected to be significantly higher, mainly driven by improvement in the fair value of guaranteed products. Asset Management expects assets under management to be essentially flat at the end of 2025 compared to the end of 2024, with continued net inflows expected into Passive including Xtrackers. Net flows are expected to be further enhanced by strategic partnerships and new product launches. The overall development of assets under management, net flows and revenues is highly dependent on market parameters, including equity indices, interest rates and foreign exchange rates.

Corporate & Other is expected to generate, compared to 2024, a significantly lower pre-tax loss of approximately € 0.8 billion in 2025 primarily from the non-recurrence of legacy litigation matters. Corporate & Other is expected to continue to record shareholder expenses, certain funding and liquidity impacts, the reversal of noncontrolling interests reported in the business segments, primarily from DWS, and valuation and timing differences. RWA are expected to be lower in 2025 driven by model changes including the impacts from the implementation of regulatory requirements.

Deutsche Bank is managing the Group’s cost base towards its cost/income ratio target. Noninterest expenses in 2025 are expected to be lower compared to 2024, primarily driven by significantly lower nonoperating costs as litigation and restructuring and severance charges are expected to normalize. The bank remains highly focused on cost discipline and delivery of the initiatives underway. Adjusted costs are expected to be essentially flat. Continued investments into business growth opportunities and technology, controls and regulatory remediation as well as persistent inflation are expected to be largely offset by the bank’s benefits from structural efficiency measures as well as lower costs for bank levy and deposit protection. These measures include the optimization of the Germany platform, the upgrade of technology architecture, the front-to-back redesign of processes and measures to increase infrastructure efficiency. The bank confirms its cost/income ratio target of below 65% in 2025.

Deutsche Bank continues to expect Stage 3 provisions for credit losses to normalize compared to 2024 run rates. The bank maintains its full year guidance for credit loss provisions, but the outlook depends to a significant degree on the evolution of macroeconomic and geopolitical risks, in particular U.S. tariffs and potential reciprocal actions by other countries. In the first quarter of 2025, Stage 1 and 2 provisions were elevated, primarily due to tariff-related impacts on forward-looking information and for selected higher risk names. The bank’s credit portfolios remain of high quality, supported by strict origination standards and a comprehensive credit risk management framework. Further details on the calculation of expected credit losses can be found in the section "Risk information" in this report.

Deutsche Bank
Earnings Report as of March 31, 2025

Common Equity Tier 1 ratio (CET1 ratio) by year end 2025 is expected to remain essentially flat compared to 2024. On a net basis, RWA are expected to be essentially flat from capital efficient business growth. Deutsche Bank aims to maintain a Common Equity Tier 1 capital ratio of around 13%, i.e., to operate with a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold.

Deutsche Bank recently commenced its share repurchase program announced on January 30, 2025. The shares purchased under the share repurchase program will be canceled. Upon completion of this program, which involves the repurchase of up to € 750 million, or 90 million shares, which is expected to be completed in the third quarter of 2025, and subject to shareholders’ approval of management’s proposed dividend for 2024 of € 0.68 per share, the bank will have returned around € 2.1 billion in capital to its shareholders during 2025.

By the nature of the bank’s business, Deutsche Bank is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including in the United States. Such matters are subject to many uncertainties. While Deutsche Bank resolved a number of important litigation matters and made progress on others, the bank could be exposed to significant costs if new regulatory enforcement matters or litigation, or those pending against the bank develop adversely. For 2025, and with a caveat that forecasting litigation charges is subject to many uncertainties, Deutsche Bank presently expects net litigation charges to be significantly lower than the levels experienced in 2024. For more details, please refer to “Provisions” of this report.

For a discussion of the risks and opportunities for the outlook of Deutsche Bank please refer to the section “Risks and opportunities” of this report.

Adjusted costs as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Deutsche Bank
Earnings Report as of March 31, 2025

Risks and Opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what Deutsche Bank has anticipated in its “Outlook”. The key focus in the three months that ended March 31, 2025, remained on the policy announcements of the new U.S. administration and the implications for the U.S. and global economies, international trade, inflation and interest rate environment, as well as the geopolitical risk outlook. Although Deutsche Bank’s general assessment of the risks and opportunities that the bank’s businesses are exposed to has not materially changed compared to the information presented in the Annual Report 2024; the sequence and severity of events now present in the macroeconomic and geopolitical environment may have additional or unexpected negative impacts on aspects of the Group’s business and financial results.

The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Successful achievement of the bank’s 2025 strategic targets may be adversely impacted by reduced revenue generating capacities of some of the bank’s core businesses should downside risks materialize. These risks include but are not limited to the potentially adverse impact on global economic and financial market activity of U.S. trade policy and the responses by China and other key trading partners, the challenging macroeconomic environment in Europe, the future path of inflation and central banks’ policies on interest rates, the potential escalation of geopolitical conflicts, severe cyber events, the ongoing headwinds posed by regulatory reforms and potential impacts on the bank’s legal and regulatory proceedings.

Opportunities may arise if macroeconomic conditions improve beyond currently forecasted levels, leading to higher revenues and supporting the Group’s ability to meet its financial targets. Potentially higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Through times of volatility or uncertainty, Deutsche Bank could also benefit from helping clients navigate such financial markets. Focusing on and investing in Deutsche Bank’s areas of core strengths and the implementation of the bank’s strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.

Risks

Macroeconomic and market conditions

The outlook for the U.S. economy has weakened, particularly following the announcement of punitive “reciprocal” import tariffs on goods by the U.S. administration on April 2, 2025. Even though the U.S. administration announced a 90 day pause on reciprocal tariff rates on non-retaliating countries on April 9, 2025, virtually all countries still face a minimum additional tariff rate of 10%, which alone represents the largest tariff increase in decades. The key exception is China where the U.S. has applied more punitive tariffs increases along with sectoral U.S. tariffs on imports of automotives, steel and aluminum. In this context, similarly punitive reciprocal tariffs are now in place for exports to China from the U.S.. A further escalation of trade related tensions may see services come into scope and/or specific controls on exports of specific goods, further increasing negative macroeconomic and financial market impacts. Forthcoming negotiations might limit the damage to global economic activity and sentiment, but due to the unpredictability of the U.S. administration’s tariff policy, the risk of a “trade war” escalation remains elevated. Moreover, the lack of clarity and direction may slow investment spending and delay business decisions. The bank has carried out structured reviews of tariff-related risks to its credit portfolios to help ensure that risks are understood, assessed and proactively managed.

Compared to the U.S., economic performance in most of Europe remained subdued in 2024 and in early 2025, impacted by Germany, where GDP contracted slightly for the second consecutive year. The near-term economic outlook for Germany and Europe overall has been clouded by the escalating trade conflict with the U.S. (Germany’s largest trade partner), including the risk of trade diversions and more competition in European markets from China, especially in the automotive sector.

Germany’s shift in fiscal policy after the snap Bundestag elections in February 2025 occurred when outgoing parliament passed a reform of the constitutional public debt brake, enabling the incoming new German government to announce a € 500 billion infrastructure investment package and additional defense spending to address the increased geopolitical challenges. Together with potential structural reforms, the fiscal expansion is expected to uplift Germany’s growth outlook; however, additional spending will become fully effective only from 2026 onwards and implementation risks remain.

Deutsche Bank
Earnings Report as of March 31, 2025

U.S tariff announcements on April 2, 2025 led to significant financial market volatility across asset classes including equities, rates and foreign exchange. A variety of emerging risk drivers including but not limited to tariffs, trade tensions, political uncertainties and sector specific weaknesses, could lead to further bouts of high volatility in financial markets resulting in mark to market losses and increased margin calls which could negatively impact bank’s balance sheets. Volatile markets can also increase default risks for borrowers and impair exporters’ competitiveness which could lead to higher non-performing loans, thereby impacting profitability.

The outlook for central bank policy rates and the bank’s interest rate environment has become more uncertain. In 2024, the ECB and Fed lowered their key policy rates by 100 basis points each as headline and core inflation neared central bank targets. However, in the first quarter of 2025, inflationary pressure intensified, especially in the U.S. where a robust labor market continued to drive wage growth. The new U.S. administration’s policies, aimed at higher tariffs, tax cuts and reduced migration, have amplified inflation risk. Against this background, the Federal Reserve (Fed) has not implemented any further rate cuts this year so far. The ECB, on the contrary, made two more rate cuts of 25 basis points each, reflecting slower economic growth in the Eurozone. Market-implied curves suggested additional policy rate cuts by both the Fed and the ECB by end-2025. However, should inflation exceed current expectations, central banks could be forced to resume policy tightening and add to the economic downside risks including higher unemployment and defaults.

While Deutsche Bank’s credit portfolio quality remains overall resilient, the effects of higher policy rates, inflation and tighter financial conditions could worsen overall credit quality of the bank’s portfolio which may lead to the emergence of unexpected losses including larger unexpected idiosyncratic losses. Commercial real estate (CRE) remains in focus although recent evidence suggests that CRE property prices and broader market conditions are stabilizing. Potential further monetary easing may help to support market sentiment and ease refinancing conditions from the second half of 2025, although overall financial conditions have deteriorated with the recent correction in risk asset markets. The adjustment process in the office sector is expected to persist for the next several years.

Overall, either in isolation or in combination with other risk factors discussed in the Annual Report 2024, the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit and market losses.

If multiple downside risks simultaneously materialize and/or occur in combination with a more pronounced economic slowdown, the negative impact on Deutsche Bank’s business environment could be more severe than currently expected and impact the bank’s ability to meet its 2025 financial targets.

Geopolitics

A number of geopolitical risks and events could negatively affect Deutsche Bank’s business environment, including weaker economic activity, financial market corrections and compliance risks which could impact the bank’s ability to achieve its 2025 financial targets.

Regarding the ongoing war in Ukraine, the U.S. administration’s decision to suspend military and financial support for Ukraine, combined with lingering doubts about NATO commitment, may undermine the global security architecture and could lead to heightened uncertainty and business disruption. Meanwhile, the risk of a Middle East conflict remains elevated, as the ceasefire between Israel and Gaza did not last. While the market reaction remains contained thus far, a further escalation could lead to negative impacts including higher oil prices, volatility in the markets and supply chain disruptions which may in turn impact Deutsche Bank’s risk profile and financial results.

In addition to the U.S. administration’s trade policies referred to above, proposals to reduce funding and subsidies for clean energy initiatives may negatively impact companies that are active in renewables and accordingly reduce sustainable financing opportunities. Meanwhile, potential sanctions and retaliatory sanctions on China related to U.S. foreign policy, along with Russia and Iran sanctions, may increase circumvention risks which could also disrupt the market. Recent Russian court orders against various western banks also continues to pose downside risk.

Tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, human rights, tariffs and cybersecurity. Geopolitical tensions could drive further economic polarization and fragmentation of global trade with the possible emergence of distinct China vs. U.S.-led blocks. Overall, potential downside impacts could adversely affect Deutsche Bank’s expected results of operations and financial targets.

In selected countries, domestic political challenges have arisen from growing political polarization, rising social discontent and higher inflation. These challenges may impede political decision-making processes, forestall necessary structural reforms and lead to negative economic outcomes which could directly or indirectly impact the bank’s risk profile and financial results in those regions.

Deutsche Bank
Earnings Report as of March 31, 2025

Environmental, social and governance

The recent change in direction of the U.S. administration with its exit from the Paris Agreement, Executive Orders promoting domestic fossil fuels over renewable energy rollout, and the U.S. Securities and Exchange Commission (SEC) suspending its proposed Climate Disclosure Rules, increase the discrepancies between sustainability regulation in the United States and the European Union and thus the regulatory risks attached with this non-alignment. Moreover, suspending the Climate Disclosure Rules in the world’s largest economy may lead to an increase to medium- to long-term risk of climate physical risks and/or a disorderly transition to Net Zero.

The EU Parliament has approved the delay in the application of the Corporate Sustainability Reporting Directive (CSRD) and Corporate Sustainability Due Diligence Directive (CSDDD) for certain companies. This increases the data and methodology risk since proxy data is still required to be used for bank’s clients; and increases reputational risk given many organizations and individuals continue to expect banks to support the transition through more extensive and prescriptive ESG disclosures.

From a wider ESG perspective, the U.S. administration’s focus on rolling back Diversity Equity and Inclusion (DEI) policies increases operational complexities for non-U.S. clients operating under distinct legal and regulatory regimes and may lead to potential legal disputes and inconsistencies in the content and interpretation of ESG disclosures.

Opportunities

Macroeconomic and market conditions

Should economic conditions, such as GDP growth, levels of unemployment, the interest rate environment and competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues. These impacts may only be partially offset by additional costs, therefore improving the Group’s ability to meet its financial targets.

In particular, opportunities could arise to support clients if the macroeconomic environment in Deutsche Bank’s home market of Germany improves on the back of successful implementation of fiscal stimulus and debt brake reforms, by the new German government.

At the same time, potentially higher inflation, further tariff announcements, lower energy prices, interest rates and market volatility could present a number of opportunities, such as increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios, higher net interest and advisory income as well as higher margins on lending across the Group’s balance sheet.

A substantial proportion of the assets and liabilities on the Group’s balance sheet are of financial instruments carried at fair value, with changes in fair value recognized in the income statement. If market conditions improve or interest rates decline, this could result in an increase in the fair value of certain financial instruments. As a result of such changes, the Group may realize gains in the future.

Geopolitics

While rising geopolitical risk creates uncertainty which undermines the global growth outlook and leads to increased fragmentation of the business environment, Deutsche Bank could benefit from supporting clients to de-risk their supply chains and rebalance their global footprint if the fragmentation of the international trade order accelerates. Should geopolitical risk unexpectedly subside, the outlook for global growth could improve beyond the bank’s assumptions with positive implications for revenues and risk metrics.

Deutsche Bank
Earnings Report as of March 31, 2025

Regulatory change

During March and April 2025, the European Commission consulted on its further steps on the Fundamental Review of the Trading Book (FRTB), proposing three options - apply FRTB in January 2026, delay for another year or apply but with temporary adjustments, reducing uncertainty associated with new rules and allowing further time for preparation and pro-active engagement with regulators. The Commission is expected to decide how to proceed before the end of 2025

On March 19, 2025, the Commission published their communication on the Savings and Investment Union (SIU). The communication sets out the plans for the Commission for publishing proposals on revising the securitization framework, ideas around long-term savings products, suggestions to further harmonize insolvency and tax laws in the field of financial markets, suggestions on for further consolidation of the European financial markets infrastructure and steps towards integration of European markets supervisors. Each will be elaborated on in separate proposals. If seen through, this should lead to more efficient European capital markets and supervision

Deutsche Bank
Earnings Report as of March 31, 2025

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Deutsche Bank
Earnings Report as of March 31, 2025

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the first three months of 2025 considering reforms introduced by Regulation (EU) 2024/1623 (CRR3), being applicable since January 1, 2025. Disclosures according to Pillar 3 of the finalized Basel III framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.

The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 (CET1) ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR), Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2024 in the section “Risk report”.

Common Equity Tier 1 ratio¹
31.3.2025	13.8%
31.12.2024	13.8%

Economic capital adequacy ratio
31.3.2025	191%
31.12.2024	199%

Leverage ratio¹
31.3.2025	4.6%
31.12.2024	4.6%

Total loss absorbing capacity (TLAC)
31.3.2025 (Risk Weighted Asset based)	33.4%
31.3.2025 (Leverage Exposure based)	9.0%
31.12.2024 (Risk Weighted Asset based)	33.2%
31.12.2024 (Leverage Exposure based)	9.0%

Liquidity coverage ratio (LCR)
31.3.2025	134%
31.12.2024	131%

Total risk-weighted assets (RWA)¹
31.3.2025	€ 352.0 bn
31.12.2024	€ 357.4 bn

Total economic capital
31.3.2025	€ 25.0 bn
31.12.2024	€ 24.2 bn

Leverage exposure¹
31.3.2025	€ 1,302 bn
31.12.2024	€ 1,316 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.3.2025	37.2%
31.12.2024	37.5%

Stressed net liquidity position (sNLP)
31.3.2025	€ 49.7 bn
31.12.2024	€ 56.3 bn

Net Stable Funding Ratio (NSFR)
31.3.2025	119%
31.12.2024	121%

1 Starting with the third quarter of 2024 Deutsche Bank adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR; without application of this rule CET1 ratio would have been 13.5% with respective CET1 capital of € 47.7 billion and RWA of € 352.5 billion as of March 31, 2025 (13.5% CET1 ratio, € 48.4 billion CET1 capital and € 358.6 billion RWA as of December 31, 2024) and in addition, the Leverage ratio would have been 4.6% with respective Tier1 capital of € 59.4 billion and leverage exposure of € 1,301 billion as of March 31, 2025 (4.6% Leverage ratio, € 59.8 billion Tier1 capital and € 1,315 billion leverage exposure as of December 31, 2024)

Deutsche Bank
Earnings Report as of March 31, 2025

Key risk themes

In the following chapter, Deutsche Bank provides details on key risk themes newly emerged or in focus and thus of high relevance for the Group.

Credit Risk

The latest developments and key uncertainties in the first three months of 2025 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews (amongst others U.S. tariffs, CRE, Climate Risk, geopolitical risks) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. None of these activities identified additional key risk themes in focus with elevated loss potential for the Group in the current quarter, other than U.S. tariffs and CRE. Automotive, which was shown as focus area in the Annual Report 2024 is now considered within U.S. tariffs.

U.S. Tariffs

There has been continued uncertainty regarding the impacts of U.S. tariffs since the new U.S. administration took office earlier in the year with more recent market volatility following the announcement of punitive reciprocal import tariffs by the U.S. administration on April 2, 2025, as outlined in the “Risks and Opportunities” section. While the 90 days pause provided some degree of stability, volatility remains pronounced with market participants highly sensitive to the dynamic tariff announcements. The outlook remains uncertain, however reviews have been conducted across Deutsche Bank portfolios in preparation for potential impacts to vulnerable clients.

Reviews by the Group have been focused on larger, lower rated clients in terms of their vulnerability to tariffs in sensitive industries based on related profit margin and demand effects. Client industries mainly in scope span across Automotives, Manufacturing & Engineering (M&E), Consumer Goods, Chemicals, Steel Metals & Mining, Technology and Healthcare & Pharma. These broader industries and portfolios across Deutsche Bank remain of a high credit quality, mainly investment grade with no material deterioration observed since tariffs were announced. The review performed during the quarter classified individual clients according to their overall vulnerability to tariffs, and identified any actions to be taken, including limit reductions, ratings downgrades and watchlist inclusions. The overall direct exposure to these clients with high or elevated vulnerability to tariffs is well managed. On the back of the Group’s single name analysis conducted as of March 31, 2025, management decided to apply a dedicated tariff overlay. Second order impacts such as recession or stagflation concerns, declining investor sentiment and widening spreads may pose a greater challenge.

The Group continues to monitor the situation closely with potential extensions and reviews to other portfolios and clients depending on developments. An additional broader macro-economic overlay has also been applied based on a more pessimistic outlook across U.S. macro-economic variables prior to March 31, 2025, to cater for the uncertainty in the market. The situation post March 31, 2025 is being closely monitored in this fluid and dynamic environment.

Commercial Real Estate

CRE markets continue to be impacted by higher interest rates and reduced letting demand for office properties. The market stress has been most pronounced in the U.S. with a substantial decline of CRE asset values from 2022 peaks and higher office vacancy rates compared to Europe. Recent market data indicate stabilization in some markets. For example, a key CRE price index curve in the U.S. has flattened over the past 12 months, indicating property market values in the U.S. have bottomed out on a broad average while some value decline can still be observed in weak office submarkets. In Europe, signs of stabilization are emerging particularly in residential, logistics and hospitality property sectors. Recent announcements by the U.S. Government about the introduction of new tariffs could impede the recovery of commercial real estate markets as increased uncertainty and potential recessionary impacts could result in more difficult financing conditions and reduced leasing activity.

The main risk for the portfolio is related to refinancing and extension of maturing loans which is negatively affected by the impact of higher interest rates on collateral values and debt service. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or to meet conditions that allow extension of loans. This risk is further amplified for loans in the office segment due to increased uncertainty about letting prospects. Deutsche Bank is closely monitoring the CRE portfolio for development of such risks.

The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS 9. However, in certain cases, the borrower may be unable to restructure or refinance and therefore is defaulted. This has resulted in higher Stage 3 ECLs in 2023, 2024, and the first three months of 2025. Overall, uncertainty remains with respect to future defaults and the timing of a full recovery in the CRE markets.

Deutsche Bank
Earnings Report as of March 31, 2025

Within the CRE portfolio, the Group differentiates between recourse and non-recourse financing. Non-recourse financings amounting to € 35 billion as of March 31, 2025 versus € 36 billion as of December 31, 2024 rely on sources of repayment that are typically limited to the cash flows generated by the financed property, and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing. The Group has identified a subset of its non-recourse financing activities deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity. Deutsche Bank uses bespoke portfolio stress testing for this sub-segment (“Stress-Tested Portfolio”) to obtain a more comprehensive view of potential downside risks. As CRE market indicators continued to show some signs of stabilization in the first quarter of 2025, key stress test inputs remained mostly unchanged. Detailed information on the stress test performed as of December 31, 2024, including uncertainties and sensitivities, is presented in the section “Focus Areas in 2024” of the Annual Report 2024. CRE exposures not subject to the bespoke stress test include recourse financing with creditworthy borrowers/guarantors, and non-recourse financing for properties with less impacted risk drivers such as data centers and municipal social housing which benefit from strong underlying demand fundamentals.

The following table shows the non-recourse CRE portfolio subject to bespoke stress-test by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as allowance and provision for credit losses recorded as of March 31, 2025, and December 31, 2024, respectively.

Stress-tested CRE portfolio

	Mar 31, 2025	Dec 31, 2024
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	18,172	18,756
Stage 2	7,795	7,713
Stage 3	2,393	2,836
Total	28,359	29,305

thereof:
North America	54%	54%
Western Europe (including Germany)	39%[2]	39%[2]
Asia/Pacific	6%	7%

thereof: offices	42%	42%
North America	23%	24%
Western Europe (including Germany)	17%[3]	17%[3]
Asia/Pacific	2%	2%
thereof: residential	12%	12%
thereof: hospitality	12%	10%
thereof: retail	10%	10%

Weighted average LTV, in %
Investment Bank	66%	66%
Corporate Bank	58%	56%
Other Business	69%	71%

	Three months ended Mar 31, 2025	Twelve months ended Dec 31, 2024
Allowance for Credit Losses[4]	643	653
Provision for Credit Losses[4]	121	492
thereof: North America	98	400

1Loans at amortized cost

2Germany accounts for ca 8% of the total stress-tested CRE portfolio as of March 31, 2025 and as of December 31, 2024

3Office loans in Germany account for 10% of total office loans in the stress-tested CRE portfolio as of March 31, 2025 and as of December 31, 2024

4Allowance for Credit Losses and Provision for Credit Losses do not include country risk allowances/provisions; Provisions for Credit Losses for the twelve month ended December 31, 2023 amounted to € 388 million, thereof: North America € 298 million; for the period 2023 until Q1 2025 € 1.0 billion, thereof: North America € 796 million

The decrease in the stress-tested CRE portfolio since December 31, 2024, was € 0.9 billion mainly driven by loan repayments.

The average LTV in the U.S. office loan segment was 79% as of March 31, 2025, versus 81% as of December 31, 2024. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity. A continuation of the current stressed market conditions could have a further adverse impact on commercial real estate property values and LTV ratios.

Deutsche Bank
Earnings Report as of March 31, 2025

Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are inherently subjective with respect to scenario weightings and subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain long-term impact of remote working arrangements on demand for office space. The Group remains highly selective around new business, focusing on more resilient property types such as industrial or logistics.

While central banks have started to cut short-term interest rates, the Group expects current CRE market conditions to continue in the near-term particularly in the office sector which could result in further deterioration of asset quality and elevated credit loss provisions, which is reflected in the communicated guidance for credit loss provisions for 2025.

Climate Risk

Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios.

Transition risks, defined as the risks arising from the policy, technology and behavioral changes needed to decarbonize the global economy, are expected to lead to a progressive shift away from fossil fuel-based technologies in favor of renewable energy sources. This will generate increased risks for companies with carbon intensive business models who are unable to execute on credible transition plans. Deutsche Bank is exposed to transition risks via its lending to, and other business activities with, carbon intensive clients and physical assets.

Physical risks, defined as the potential for physical damage and associated financial and non-financial losses due to rising temperatures, are increasing in frequency and intensity. Deutsche Bank is exposed to physical risks via its lending to, and other business activities with, clients and physical assets in regions which are vulnerable to acute events (e.g. wildfires, hurricanes) and chronic events (e.g. rising sea levels).

Managing climate transition and physical risks is a key component of the bank’s risk management and wider sustainability strategy. Climate risks are embedded into the bank’s risk frameworks and appetite, prioritizing clients and portfolios with the highest vulnerability based on a broad range of bespoke climate risk identification and classification approaches, including risk concentrations. All economic sectors are included in the analysis and the carbon-intensive sectors are subject to particular focus.

A sensitivity analysis has been undertaken as part of the climate stress test that is based on reasonable ranges of potential variation for carbon prices and energy prices. The stressed ECL impacts at a one-year horizon were found to be from a single digit euro millions number for a Current Policies scenario to a low 2-digit euro million figure for a Delayed Transition scenario. As outlined in the Annual Report 2024, Deutsche Bank believes that ECL estimates for higher transition and physical risk exposures are within reasonable ranges and require no additional corrective measure.

Market Risk

Subsequent to the end of the first quarter 2025, markets saw a significant increase in volatility. Deutsche Bank experienced two backtesting outliers during this period and more pronounced daily movements in terms of trading revenue. Stressed Value-at-Risk started the second quarter at an elevated level but has normalized during early April 2025 as risk positioning evolved.

Deutsche Bank
Earnings Report as of March 31, 2025

Risk-weighted assets

The table below provides an overview of RWA broken down by risk type and corporate division. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments. As of March 31, 2025, the output floor for RWA according to CRR3 has no impact on Deutsche Bank´s RWA.

Risk-weighted assets by risk type and business segment

	Mar 31, 2025
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	64,392	99,222	79,634	8,614	15,059	266,921
Settlement risk	0	42	0	0	35	77
Credit valuation adjustment (CVA)	0	3,196	38	0	310	3,544
Market risk	202	19,313	23	5	2,948	22,490
Operational risk	11,030	15,711	14,632	4,792	12,776	58,941
Total	75,624	137,484	94,327	13,411	31,127	351,973

	Dec 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	67,115	95,869	82,655	13,683	17,633	276,955
Settlement risk	0	4	0	0	11	15
Credit valuation adjustment (CVA)	29	2,907	161	0	334	3,431
Market risk	248	16,270	27	31	2,390	18,965
Operational risk	10,784	14,775	14,438	4,700	13,363	58,061
Total	78,176	129,825	97,281	18,414	33,732	357,427

RWA of Deutsche Bank were € 352.0 billion as of March 31, 2025, compared to € 357.4 billion at the end of 2024. The decrease of € 5.5 billion, including € 3.4 billion from the introduction of CRR3, was driven by credit risk RWA, partially offset by increases in market risk RWA, operational risk RWA and credit valuation adjustment RWA.

Credit risk RWA decreased by € 10.0 billion, including an impact of € 5.0 billion from the introduction of CRR3. In this regard, the two major drivers were the adoption of the rule to deduct exposures for collective investment undertakings that are assigned to a risk weight of 1,250% and reduced risk weights for exchange traded equity exposures. Additionally, credit risk RWA decreased due to capital efficiency measures, foreign exchange movements, refinements of internal models, reduced equity positions in guaranteed funds and lower RWA for deferred tax assets. This was partially offset by credit risk RWA increases from business growth especially within the Investment Bank and the Corporate Bank.

Market risk RWA increased by € 3.5 billion, primarily driven by the Stressed-Value-at-Risk (SVaR) component reflecting higher seasonal client flows in the Fixed Income and Currencies Trading business and a change of the SVaR-window to Euro Crisis. In addition, incremental risk charge and Value-at-Risk (VaR) components increased due to higher exposures.

Deutsche Bank´s operational risk RWA increased by € 0.9 billion, driven by the move from the advanced measurement approach to the new standardized measurement approach for operational risks under CRR3.

Credit valuation adjustment RWA increased by € 0.1 billion, mainly driven by the introduction of the new basic approach under CRR3, which was partly offset by lower exposures.

Deutsche Bank
Earnings Report as of March 31, 2025

CET1 capital reconciliation to shareholders equity

in € m.	Mar 31, 2025	Dec 31, 2024
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	69,076	68,709
Difference between equity per IASB IFRS/EU IFRS³	(2,119)	(2,433)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	66,957	66,276
Deconsolidation/Consolidation of entities	(25)	(24)
Of which:
Additional paid-in capital	0	0
Retained earnings	(16)	(24)
Accumulated other comprehensive income (loss), net of tax	(8)	0
Total shareholders’ equity per regulatory balance sheet	66,932	66,252
Minority Interests (amount allowed in consolidated CET1)	992	1,020
Foreseeable charges incl. AT1 coupon and shareholder distribution deduction[1]	(3,825)	(2,565)
Capital instruments not eligible under CET1 as per CRR 28(1)	(7)	(7)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	64,091	64,700
Prudential filters	(1,839)	(1,585)
Of which:
Additional value adjustments	(1,779)	(1,680)
Any increase in equity that results from securitized assets	(0)	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(60)	95
Regulatory adjustments	(13,608)	(13,659)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,170)	(5,277)
Deferred tax assets that rely on future profitability	(3,440)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,695)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,202)	(1,173)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(245)	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	920	1,012
Other²	(1,776)	(1,721)
Common Equity Tier 1 capital	48,645	49,457

1Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current years deductions include AT1 coupons of € 0.2 billion, dividend deduction of € 0.5 billion, intended future share buybacks of € 0.4 billion and foreseeable charge of € 0.2 billion in relation to an expected FX impact arising from exercising the call option on an U.S. dollar denominated AT1 instrument

2Includes capital deductions of € 1.4 billion (December 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme and € 0.4 billion (December 2024: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures

3Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the Note 1 "Material accounting policies and critical accounting estimates" of the Group’s Annual Report 2024. These rules were initially applied in the first quarter 2020

Deutsche Bank’s shareholders equity amounted to € 67.0 billion as of March 31, 2025, compared to € 66.3 billion at the end of 2024. The increase of € 0.7 billion is, excluding AT1-related changes, largely in line with the development of the total equity (for additional information please refer to the “Equity” section in this report). Shareholders equity is adjusted for minority interests given recognition in CET1 capital of € 1.0 billion and foreseeable charges of € 3.8 billion. Foreseeable charges include 2024 shareholder distribution and accrued AT1 coupon payments of € 2.6 billion as well as € 1.3 billion foreseeable charges for 2025. The latter include € 0.9 billion regulatory deductions for intended future shareholder distributions relating to the Group’s 50% payout ratio policy in respect of financial year 2025 and € 0.2 billion accrued AT1 coupon payments. In addition, Deutsche Bank includes € 0.2 billion foreseeable charges in relation to the expected foreign exchange impact regarding the announcement to exercise the call option on an U.S. dollar-denominated AT1 instrument which was treated as equity under IFRS and accordingly not affected by foreign exchange movements. Therefore, CET1 capital before regulatory adjustments amounts to € 64.1 billion, down by € 0.6 billion compared to December 31, 2024.

The deductions for prudential filters and regulatory adjustments increased by € 0.2 billion since December 31, 2024. These increases were mainly driven by the implementation of regulatory changes as required by CRR3, predominantly stemming from the adoption of a deduction for exposures for collective investment undertakings that are assigned a risk weight of 1,250% from CET1 capital (€ 0.2 billion) and the deduction for additional value adjustments (€ 0.1 billion). The latter was driven by the removal of the exemption for institutions that use the advanced measurement approach for operational risk RWA as this model is now replaced by the new standardized measurement approach under CRR3. Further increased deductions mainly arose from gains and losses on cash flow hedge reserves (€ 0.2 billion). These negative impacts were partially offset by a reduction in the expected loss shortfall (€ 0.3 billion) and therefore the CET1 capital amounts to € 48.6 billion, down by € 0.8 billion compared to December 31, 2024.

As of March 31, 2025, Deutsche Bank's CET1 ratio was 13.8%, a decrease of 2 basis points compared to December 31,2024. The development was primarily driven by a decrease in CET1 capital as outlined above, partially offset by lower RWA as outlined in the previous section.

Deutsche Bank
Earnings Report as of March 31, 2025

The effect of the implementation of CRR3 in the first quarter of 2025 was 1 basis point, comprising a CET1 capital reduction of € 0.4 billion and an overall decrease of € 3.4 billion in RWA.

Economic capital adequacy ratio and economic capital

The economic capital adequacy ratio was 191% as of March 31, 2025, compared to 199% as of December 31, 2024. The decrease was driven by an increase in economic capital demand and decrease in economic capital supply.

Economic capital supply amounted to € 47.8 billion as of March 31, 2025, compared to € 48.1 billion as of December 31, 2024. The decrease of € 0.3 billion was primarily driven by current year´s foreseeable charges of € 1.3 billion which include € 0.9 billion deductions for intended future shareholder distributions relating to the Group’s 50% payout ratio policy in respect of financial year 2025, € 0.2 billion accrued AT1 coupon payments and € 0.2 billion expected foreign exchange impact regarding the announced exercise of the call option for an AT1 instrument (for more details, please refer to the section “CET1 capital reconciliation to shareholders equity”). Additionally, economic capital supply decreased by € 1.0 billion from currency translation adjustments and € 0.4 billion from equity compensation. These decreases were partly offset by a positive net income of € 2.0 billion, lower capital deduction from expected loss shortfall of € 0.3 billion and lower capital deduction from intangible assets of € 0.1 billion.

Economic capital demand amounted to € 25.0 billion as of March 31, 2025, which represents an increase of € 0.8 billion compared to € 24.2 billion as of December 31, 2024. Market risk increased by € 0.8 billion mainly due to increased interest rate risk exposures and higher equity compensation risk. Credit risk increased by € 0.2 billion mainly due to increased transfer risk exposures, partly offset by rating improvements. These increases were partly offset by a decrease in strategic risk of € 0.1 billion mainly due to lower deferred tax assets from temporary differences. Operational risk decreased by € 0.1 billion mainly due to the simplification of the advanced measurement approach model and a favorable internal loss development.

Leverage ratio and leverage exposure

A minimum leverage ratio requirement of 3% was introduced effective June 28, 2021. Starting with January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank. Furthermore, ECB has set a Pillar 2 requirement for the leverage ratio for the first time; effective January 1, 2024, this requirement is 0.10%. This adds up to an overall leverage ratio requirement of 3.85%. Also, following the results of the 2023 SREP, the ECB communicated to Deutsche Bank an individual expectation to hold a further Pillar 2 Tier 1 capital add-on in relation to the leverage ratio, commonly referred to as the Pillar 2 guidance. The capital add-on pursuant to the Pillar 2 guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Mar 31, 2025	Dec 31, 2024
Tier 1 capital	60.3	60.8

Total derivative exposures	124	137
Total securities financing transaction (SFT) exposures	148	152
Total off-balance sheet exposures	128	158
Total on-balance sheet exposures (excluding derivatives and SFTs)	915	883
Asset amounts deducted in determining Tier 1 capital	(13)	(13)
Leverage ratio total exposure measure	1,302	1,316

Leverage ratio (in %)	4.6	4.6

In the first quarter of 2025 the Tier 1 capital decreased by € 0.5 billion to € 60.3 billion. In addition to the decrease of CET1 capital discussed in section “CET1 capital reconciliation to shareholders equity”, the development of Tier 1 capital was also driven by the issuance of AT 1 capital instruments with a total principal amount of € 1.5 billion, net of the announced exercise of the call option on an instrument with a total principal amount of U.S.$ 1.5 billion (€ 1.2 billion equivalent).

Deutsche Bank
Earnings Report as of March 31, 2025

In the first quarter of 2025, leverage exposure decreased by € 14.1 billion to € 1,301.8 billion, largely driven by off-balance sheet leverage exposures, which declined by € 29.9 billion, of which € 15.7 billion related to a changed treatment of chargeback risk in a specific payments business and € 11.3 billion impact from changed credit conversion factors under CRR3, as well as lower volumes of irrevocable lending commitments. Furthermore, the leverage exposure related to derivatives decreased by € 13.0 billion, driven by replacement costs and potential future exposure add-ons under the Standardized Approach for Counterparty Credit Risk (SA-CCR) as well as effective notional amounts of written credit derivatives. Furthermore, the leverage exposure for securities financing transactions (SFTs) decreased by € 3.6 billion, largely in line with the development on the balance sheet. These decreases were partly offset by the leverage exposure for total on-balance sheet exposures (excluding derivatives and SFTs) which increased by € 32.1 billion, also largely in line with the development on the balance sheet. For additional information on the development of the balance sheet please refer to section “Movements in assets and liabilities” in this report.

The decrease in leverage exposure in the first quarter of 2025 included a negative foreign exchange impact of € 24.3 billion, mainly due to the weakening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

As of March 31, 2025, Deutsche Bank’s leverage ratio was 4.6%, materially unchanged compared to December 31, 2024. This takes into account a Tier 1 capital of € 60.3 billion over an applicable exposure measure of € 1,301.8 billion as of March 31, 2025 (€ 60.8 billion and € 1,315.9 billion as of December 31, 2024, respectively).

The effect of the implementation of CRR3 in the first quarter of 2025 was 6 basis points, comprising a Tier 1 capital reduction of € 0.4 billion and a decrease of € 27.0 billion in leverage exposure.

Deutsche Bank
Earnings Report as of March 31, 2025

Minimum Requirement of Own Funds and Eligible Liabilities (“MREL”) and Total Loss Absorbing Capacity (“TLAC”)

MREL and TLAC

in € m. (unless stated otherwise)	Mar 31, 2025	Dec 31, 2024
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	48,645	49,457
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	11,671	11,378
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,426	7,676
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	672	628
Tier 2 (T2) capital instruments eligible under TLAC/MREL	8,098	8,304
Total regulatory capital elements of TLAC/MREL	68,413	69,139

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	49,181	49,352
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Total Loss Absorbing Capacity (TLAC)	117,594	118,491
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	117,594	118,491
Senior preferred plain vanilla	6,250	8,939
Senior preferred structured products	6,969	6,441
Available Minimum Own Funds and Eligible Liabilities (MREL)	130,814	133,871

Risk Weighted Assets (RWA)	351,973	357,427
Leverage Ratio Exposure (LRE)	1,301,804	1,315,906

TLAC ratio
TLAC ratio (as percentage of RWA)	33.41	33.15
TLAC requirement (as percentage of RWA)	23.17	23.21
TLAC ratio (as percentage of Leverage Exposure)	9.03	9.00
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	36,057	35,538
TLAC surplus over LRE requirement	29,723	29,667

MREL subordination
MREL subordination ratio (as percentage of RWA)	33.41	33.15
MREL subordination requirement (as percentage of RWA)	24.56	24.60
MREL subordination ratio (as percentage of LRE)	9.03	9.00
MREL subordination requirement (as percentage of LRE)	6.95	6.95
MREL subordination surplus over RWA requirement	31,164	30,570
MREL subordination surplus over LRE requirement	27,119	27,036

MREL ratio
MREL ratio (as percentage of RWA)	37.17	37.45
MREL requirement (as percentage of RWA)	30.94	30.98
MREL ratio (as percentage of LRE)	10.05	10.17
MREL requirement (as percentage of LRE)	6.95	6.95
MREL surplus over RWA requirement	21,928	23,146
MREL surplus over LRE requirement	40,339	42,415

MREL ratio development

As of March 31, 2025, available MREL were € 130.8 billion, corresponding to a ratio of 37.17% of RWA. This means that Deutsche Bank has a surplus of € 21.9 billion above the Group’s MREL requirement of € 108.9 billion (i.e. 30.94% of RWA including combined buffer requirement). € 117.6 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 33.41% of RWA and 9.03% of LRE, a buffer of € 27.1 billion over the Group’s subordination requirement of € 90.5 billion (i.e. 6.95% of LRE). Compared to December 31, 2024, the buffers over the requirements remained at similar levels given lower available MREL and subordinated MREL was offset by lower RWA and LRE.

TLAC ratio development

As of March 31, 2025, TLAC was € 117.6 billion and the corresponding TLAC ratios were 33.41% of RWA and 9.03% of LRE. This means that Deutsche Bank has a TLAC surplus of € 29.7 billion over its TLAC requirement of € 87.9 billion (i.e. 6.75% of LRE).

Deutsche Bank
Earnings Report as of March 31, 2025

Liquidity Coverage Ratio

As of March 31, 2025, the Group's liquidity coverage ratio was 134%, or €58 billion above the regulatory minimum of 100%. In comparison, as of December 31, 2024, the Group's liquidity coverage ratio was 131% or € 53 billion excess liquidity.

Stressed Net Liquidity Position

The Group’s internal stressed Net Liquidity Position decreased to € 50billion as of March 31, 2025 from € 56billion as of December 31, 2024. The decrease in the Group sNLP was in large part due to the go-live of an extended Management Board approved risk appetite horizon under the Combined scenario (from 8 weeks to 3 months) in early March 2025.

Net Stable Funding Ratio

The Group’s Net Stable Funding Ratio (NSFR) as of March 31, 2025 was 119% or a surplus of € 99 billion over the regulatory minimum of 100% as compared with 121% as of December, 31 2024 or a surplus of € 110 billion over the regulatory minimum.

IFRS 9 Impairment

Model overview

During the first three months of 2025, Deutsche Bank continued to apply the same IFRS 9 impairment model and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2024. As outlined in that report, the Group leverages existing models used for the determination of capital demand under the Basel Internal Ratings Based Approach and internal risk management practices to calculate the bank’s ECL.

The latest developments and key uncertainties in the first three months of 2025 and their consideration in the ECL calculation, based on the bank’s ongoing credit risk management activities and governance framework, are also described in the Key Risk Theme section. Activities targeted at assessing the appropriateness of the ECL calculation include regular emerging risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecisions or uncertainties not included in the model that require an overlay. Lastly, the Group presents its major sources of estimation uncertainty in the ECL model and a sensitivity analysis regarding forward looking information as a key assumption.

Forward-looking information

The tables below contain the macroeconomic variables (MEV’s) included in the application of forward-looking information feeding the IFRS 9 model as of March 31, 2025, and as of December 31, 2024. At each reporting date, the consensus data included the latest macroeconomic developments.

Deutsche Bank
Earnings Report as of March 31, 2025

Macroeconomic variables applied

	as of March 2025¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.82%	1.82%
GDP - Eurozone	0.98%	1.16%
GDP - Germany	0.21%	1.17%
GDP - Italy	0.68%	0.94%
GDP - Developing Asia	4.76%	4.32%
GDP - Emerging Markets	4.18%	3.85%
Unemployment - USA	4.26%	4.30%
Unemployment - Eurozone	6.42%	6.38%
Unemployment - Germany	3.41%	3.29%
Unemployment - Italy	6.24%	6.35%
Unemployment - Spain	10.55%	10.38%
Unemployment - Japan	2.47%	2.39%
Real Estate Prices - CRE Index USA	302.62	301.48
Real Estate Prices - CRE Index Eurozone	105.34	106.52
Real Estate Prices - House Price Index USA	328.03	334.83
Real Estate Prices - House Price Index Germany	151.24	155.15
Real Estate Prices - House Price Index Spain	1,979.36	2,018.05
Equity - S&P500	5,990	6,597
Equity - Eurostoxx50	5,371	5,710
Equity - DAX40	22,434	24,047
Equity - MSCI EAFE	1,170	1,283
Equity - MSCI Asia	1,569	1,633
Equity - Nikkei	38,904	40,661
Credit - High Yield Index	283.16	335.25
Credit - CDX High Yield	312.76	355.10
Credit - CDX IG	50.82	58.71
Credit - CDX Emerging Markets	158.72	190.87
Credit - ITX Europe 125	54.70	61.73
Commodity - WTI	69.54	64.89
Commodity - Gold	2,873.68	2,990.36

1MEV as of March 31, 2025

2Year 1 equals first quarter of 2025 to fourth quarter of 2025, Year 2 equals first quarter of 2026 to fourth quarter of 2026

	as of December 2024¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	2.23%	2.04%
GDP - Eurozone	1.04%	1.19%
GDP - Germany	0.38%	1.14%
GDP - Italy	0.74%	1.02%
GDP - Developing Asia	4.53%	4.26%
GDP - Emerging Markets	4.11%	3.81%
Unemployment - USA	4.29%	4.20%
Unemployment - Eurozone	6.46%	6.42%
Unemployment - Germany	3.46%	3.40%
Unemployment - Italy	6.50%	6.76%
Unemployment - Spain	11.12%	10.93%
Unemployment - Japan	2.48%	2.40%
Real Estate Prices - CRE Index USA	312.27	316.81
Real Estate Prices - CRE Index Eurozone	107.75	108.39
Real Estate Prices - House Price Index USA	325.05	333.47
Real Estate Prices - House Price Index Germany	152.78	158.19
Real Estate Prices - House Price Index Italy	103.82	104.92
Real Estate Prices - House Price Index Spain	1,959.68	2,000.70
Equity - S&P500	6,109	6,436
Equity - Eurostoxx50	4,965	5,162
Equity - DAX40	20,131	20,968
Equity - MSCI EAFE	1,069	1,112
Equity - MSCI Asia	1,602	1,630
Equity - Nikkei	38,972	39,582
Credit - High Yield Index	312.32	358.66
Credit - CDX High Yield	332.33	374.29
Credit - CDX IG	56.50	64.29
Credit - CDX Emerging Markets	177.90	202.59
Credit - ITX Europe 125	62.15	68.66
Commodity - WTI	70.46	65.85
Commodity - Gold	2,588.02	2,612.91

1MEV as of December 5, 2024, which barely changed until December 31, 2024

2Year 1 equals fourth quarter of 2024 to third quarter of 2025, Year 2 equals fourth quarter of 2025 to third quarter of 2026

Deutsche Bank
Earnings Report as of March 31, 2025

Overlays applied to the IFRS 9 model output

The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any overlays are required. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework.

As of March 31, 2025, management overlays amounted to € 163 million, compared to € 124 million for year end 2024 (which resulted in an increase of Allowance for Credit Losses in both periods). The change to the management overlays in the first quarter 2025 is primarily driven by a new dedicated tariff overlay taken in view of the impacts from U.S. tariff announcements during the first quarter, an additional broader macro-economic overlay based on a more pessimistic outlook across U.S. macro-economic variables prior to March 31, 2025, to cater for the uncertainty in the market, both outlined in the section “Key Risk Themes” of this report, and effects from changes of the overlay in relation to the expected impacts from a model refinement related to refinancing risk which is envisaged for future technical implementation. The increase was partly offset by the release of the overlay relating to the Probability of Default (PD) parameter recalibration, which was deployed in the first quarter 2025.

Overall Assessment of ECL’s

To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout the first quarter of 2025, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews including an assessment of the existing uncertainty due to the U.S. tariff situation, concluded that the bank adequately provisioned for its expected credit losses as of March 31, 2025.

Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk Appetite and Management Forum and Group Risk Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the Loss Given Default (LGD) setting on homogenous portfolios in Stage 3. Further down the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the LGD setting on portfolios in Stage 3 have not materially changed versus amounts disclosed in the Annual Report 2024.

Macroeconomic Variables

The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts from downward and upward shifts applied separately to each group of MEVs as of March 2025, and December 31, 2024. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes U.S., Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes U.S., Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Eurostoxx50, DAX40, Nikkei, MSCI Asia, MSCI EAFE
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: CRE Index USA, CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price Index Italy (until 2024 only), House Price Index Spain
  – Commodities: WTI oil price, Gold price

Deutsche Bank
Earnings Report as of March 31, 2025

Although interest rates and inflation are not included in the above set of MEVs as separate risk drivers, their overall economic impact is reflected by other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads, since higher rates and inflation typically filter through these forecasts and are thus reflected in the ECL model and below sensitivity analysis in an implicit way.

In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of management overlays is not taken into consideration). The sensitivity analysis does not separately present comprehensive scenarios reflecting the impact of potential MEV movements from U.S. tariff announcements after quarter end. ECL quantification for Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.

As of March 2025, the sensitivity impact is slightly higher, compared to December 31, 2024, due to portfolio changes and deteriorations of base MEV projections which the analyses were based on.

IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level

	Mar 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(71.3)	(1)pp	77.2
Unemployment rates	(0.5)pp	(47.1)	0.5pp	50.5
Real estate prices	5%	(14.4)	(5)%	16.7
Equities	10%	(19.1)	(10)%	27.7
Credit spreads	(40)%	(21.3)	40%	22.3
Commodities¹	10%	(8.7)	(10)%	9.3

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

	Dec 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(66.4)	(1)pp	71.8
Unemployment rates	(0.5)pp	(44.9)	0.5pp	49.0
Real estate prices	5%	(13.9)	(5)%	16.0
Equities	10%	(14.1)	(10)%	17.8
Credit spreads	(40)%	(20.7)	40%	24.2
Commodities¹	10%	(7.7)	(10)%	8.7

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

IFRS 9 Expected Credit Losses

Provision for credit losses was € 471 million, or 39 basis points of average loans, compared to € 439 million in the first quarter of 2024 and to € 420 million in the previous quarter. Provision for non-performing (Stage 3) loans was € 341 million, down 27% from the prior year quarter and down 18% compared to the previous quarter, with portfolios performing in line with expectations. Provision for performing (Stage 1 and 2) loans was € 130 million and included overlays relating to uncertainties in the geopolitical and macro-economic outlook in the U.S., together with first-quarter macro-economic and portfolio effects and model changes. This compared to Stage 1 and 2 provisions of € 6 million in the previous quarter and net releases of € 32 million in the prior year quarter.

Deutsche Bank
Earnings Report as of March 31, 2025

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Mar 31, 2025					Dec 31, 2024
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	690,926	65,640	13,728	595	770,889	681,147	63,836	15,214	609	760,807
of which: Loans	414,844	58,233	13,548	595	487,220	417,456	56,540	14,974	609	489,579
Allowance for credit losses²	451	815	4,441	207	5,915	438	736	4,412	213	5,799
of which: Loans	433	800	4,353	207	5,793	411	718	4,326	213	5,668

Fair value through OCI
Fair value	38,894	3,336	94	0	42,325	36,828	5,176	86	0	42,090
Allowance for credit losses	11	13	10	0	34	12	16	10	0	38

Off-balance sheet positions
Notional amount	305,884	29,942	2,282	6	338,113	313,625	25,983	2,225	7	341,840
Allowance for credit losses³	123	97	170	0	390	106	82	173	0	361

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets

2Allowance for credit losses do not include allowance for country risk amounting to € 8 million as of March 31, 2025 and € 14 million as of December 31, 2024

3Allowance for credit losses do not include allowance for country risk amounting to € 8 million as of March 31, 2025 and € 2 million as of December 31, 2024

Goodwill and other intangible assets

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of March 31, 2025, an analysis was performed to evaluate if an impairment loss needed to be recognized for the Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset Management’s retail investment management agreements (shown under unamortized intangible assets). As a result of the analysis, neither the goodwill nor the retail investment management agreement intangible asset was impaired.

Deutsche Bank
Earnings Report as of March 31, 2025

Additional information

Management and Supervisory Board

Management Board

On December 12, 2024, Deutsche Bank’s Supervisory Board appointed Dr. Marcus Chromik as Chief Risk Officer and member of the Management Board. He will take up this role on May 20, 2025, and succeed Olivier Vigneron who informed the bank that he would not seek an extension of his contract. Dr. Marcus Chromik will become a member of the Management Board on May 1, 2025.

On March 27, 2025, the Supervisory Board:

  – Noted that James von Moltke, Chief Financial Officer and responsible for Asset Management, will not be seeking another term when his contract expires in June 2026.
  – Noted that Prof. Dr. Stefan Simon will be leaving the bank for personal reasons. His responsibility for Legal and Group Governance will move to Christian Sewing.

In addition, the Supervisory Board decided that:

  – The new Chief Financial Officer will be Raja Akram. He will become a member of the Management Board on January 1, 2026, Raja Akram assumes the Chief Financial Officer role after a transitional period.
  – The new contract for Christian Sewing will run until April 2029. It is an extension of three years compared to his current contract.
  – The contract with Fabrizio Campelli is also extended for three years until October 2028. In addition to his responsibilities, he will take over regional responsibility for the Americas from Stefan Simon effective May 1, 2025.

Supervisory Board

The Supervisory Board recommends that the bank’s shareholders elect Kirsty Roth and Dr. Klaus Moosmayer to the Supervisory Board at the Annual General Meeting on May 22, 2025. They succeed Dr. Dagmar Valcarcél and Theodor Weimer, whose current terms are expiring. Sigmar Gabriel and Frank Witter are proposed for re-election for a further term.

Events after the reporting period

On April 2, 2025, the U.S. administration announced global trade tariffs which has led to concerns of a global trade war, negatively impacted the overall macroeconomic environment and resulted in significant market volatility, including movements in foreign currency exchange rates. The increased volatility has impacted the Group’s estimates and fair value of assets and liabilities on its balance sheet after the reporting date. Depending on the developments in the second quarter 2025, the market developments could result in fair value losses, additional provisions for credit losses, potential impairments of intangible assets, or gains or losses on foreign currency exchange movements. Due to the uncertainty on how the macroeconomic environment and markets will develop, the bank is currently unable to reliably estimate the amount of any future impact in its financial statements.

Deutsche Bank
Earnings Report as of March 31, 2025

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its subsidiaries (collectively the “Group” or “Deutsche Bank”) for the three-month period ended March 31, 2025, is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.

The application of the EU carve out version of IAS 39 had a positive impact of € 391 million on profit before tax and of € 280 million on profit after tax for the three-month period ended March 31, 2025, compared to a positive impact of € 403 million on profit before tax and of € 287 million on profit after tax for the three-month period ended March 31, 2024. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. As of March 31, 2025, the application of the EU carve-out had a negative impact on the CET1 capital ratio of about 60 basis points compared to a negative impact of about 33 basis points as of March 31, 2024.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of March 31, 2025, the related consolidated statements of income and comprehensive income for the three-month period ended March 31, 2025, as well as other information.

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2024, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from the rise in inflation, resulting increases in interest rates since the start of the war in Ukraine and broader changes in the political and geopolitical environment (e.g. tariffs), and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank
Earnings Report as of March 31, 2025

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group, and which have been newly applied in the first three months of 2025.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

On January 1, 2025, the Group adopted amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments did not have a material impact on the Group’s interim consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of March 31, 2025, and therefore have not been applied in the first three months of 2025.

IFRS 18 “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 contains new guidance on how to structure the Income Statement as well as new disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 18 on the presentation of its consolidated financial statements. The new standard has yet to be endorsed by the EU.

IFRS 19 “Subsidiaries without Public Accountability: Disclosures”

In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.

IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the IASB has issued amendments to “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. On electronic payment systems, the amendments permit to deem a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. Further, the amendments provide extended guidance on basic lending agreements, assets with non-recourse features and contractually linked instruments. Disclosures have been amended for contractual terms that could change the timing or amount of contractual cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the impact of the amendments on classification and measurement of financial instruments as well as on its disclosures. The amendments have yet to be endorsed by the EU.

Deutsche Bank
Earnings Report as of March 31, 2025

Annual Improvements to IFRS

In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash-Flows”. The amendments will be effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The amendments are not expected to have material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued “Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)” to address matters identified for contracts referencing to nature-dependent electricity. The own-use requirements in IFRS 9 are to be amended to include the factors an entity is required to consider for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are to be amended to permit an entity using a contract for nature-dependent renewable electricity with a variable volume of forecast electricity transactions as the hedged item as well as for measuring hedge effectiveness. The IASB further amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group does not have significant exposure to electricity purchase contracts and thus does not expect a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Business Segments

Changes in the presentation for segments

In the first quarter of 2025, Deutsche Bank amended the classification of revenues related to certain revenue sharing activities between the Corporate Bank and the Investment Bank to more accurately reflect the impacts on net interest income and net commission and fee income. These revenue sharing activities include the allocation of foreign exchange revenues with Corporate Bank clients, recorded in the Investment Bank, to the Corporate Bank, as well as the allocation of revenues related to relationship lending activities, recorded in the Corporate Bank, within the Corporate Bank and to the Investment Bank. Previously, both allocations were reported in remaining income, but are now directly classified in the respective revenue categories. The change did not result in a change of intersegment revenue allocation between the Corporate Bank and the Investment Bank and had no impact on the Group’s consolidated statement of income. Prior years‘ comparatives are presented in the current reporting structure.

Deutsche Bank
Earnings Report as of March 31, 2025

Total net revenues

	Three months ended
in € m.	Mar 31, 2025	Mar 31, 2024
Interest and similar income	11,472	12,498
Interest expense	7,636	8,671
Net interest income	3,836	3,827
Net commission and fee income	2,752	2,612
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,329	930
Net gains (losses) on derecognition of financial assets measured at amortized cost	2	(7)
Net gains (losses) on financial assets at fair value through other comprehensive income	16	26
Net income (loss) from equity method investments	(19)	6
Other income (loss)	217	(18)
Total noninterest income	4,297	3,549
Total net revenues	8,133	7,376

Earnings per common share

	Three months ended
	Mar 31, 2025	Mar 31, 2024
Earnings per common share:
Basic	€ 0.86	€ 0.56
Diluted	€ 0.84	€ 0.55
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	1,951.4	2,013.4
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,997.7	2,058.3

Consolidated statement of comprehensive income

	Three months ended
in € m.	Mar 31, 2025	Mar 31, 2024
Profit (loss) recognized in the income statement	1,732	1,164
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	9	102
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	27	(33)
Total of income tax related to items that will not be reclassified to profit or loss	(65)	(28)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	97	(84)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(16)	(26)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	146	(279)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(6)	76
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(1,059)	315
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Equity Method Investments
Net gains (losses) arising during the period	41	(4)
Total of income tax related to items that are or may be reclassified to profit or loss	(50)	125
Other comprehensive income (loss), net of tax	(877)	164
Total comprehensive income (loss), net of tax	855	1,327
Attributable to:
Noncontrolling interests	9	49
Deutsche Bank shareholders and additional equity components	846	1,278

Deutsche Bank
Earnings Report as of March 31, 2025

Provisions

As of March 31, 2025, the Group recognized € 3.1 billion (December 31, 2024: € 3.3 billion) in provisions on its balance sheet. The provisions relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The provisions as of March 31, 2025 are described below for civil litigation and regulatory matters. Details on the Group’s provisions as of December 31, 2024, are disclosed in Deutsche Bank’s Annual Report 2024 in Note 10 “Restructuring”, Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

As of March 31, 2025, the Group recognized provisions relating to civil litigation of € 1.8 billion (December 31, 2024: € 1.9 billion) and provisions relating to regulatory enforcement matters of € 0.1 billion (December 31, 2024: € 0.2 billion). For some matters, for which the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provisions were recognized.

General and administrative expenses included expenses for civil litigation and regulatory enforcement matters of € 26 million for the three months ended March 31, 2025 (€ 166 million for the three months ended March 31, 2024).

For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that as of March 31, 2025, these contingent liabilities are € 0.7 billion for civil litigation matters (December 31, 2024: € 0.6 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2024: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several, and where the Group expects any such liability to be paid by a third party.

For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote on other significant civil litigation and regulatory enforcement matters, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.

For additional details on civil litigation and regulatory enforcement matters or groups of similar matters (some of which consist of a number of proceedings or claims) for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, see Note 27 “Provisions” in Deutsche Bank’s Annual Report 2024 in the section captioned “Current Individual Proceedings”. The disclosed matters in Note 27 “Provisions” include matters for which the possibility of a loss is more than remote, but for which the Group cannot reliably estimate the possible loss.

Deutsche Bank
Earnings Report as of March 31, 2025

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after Additional Tier 1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 29% for the first quarter of 2025 and 29% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for the first quarter of 2025 and all quarters in 2024.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

	Three months ended Mar 31, 2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	632	1,545	490	204	(425)	2,446
Profit (loss)	455	1,112	352	147	(335)	1,732
Profit (loss) attributable to noncontrolling interests	0	0	0	0	44	44
Profit (loss) attributable to DB shareholders and additional equity components	455	1,112	352	147	(379)	1,688
Profit (loss) attributable to additional equity components	38	74	48	8	26	193
Profit (loss) attributable to Deutsche Bank shareholders	417	1,039	305	139	(405)	1,495
Average allocated shareholders’ equity	12,417	23,934	14,733	5,553	12,582	69,218
Deduct: Average allocated goodwill and other intangible assets[1]	829	842	(26)	3,035	2,259	6,939
Average allocated tangible shareholders’ equity	11,588	23,091	14,759	2,518	10,323	62,279
Post-tax return on average shareholders’ equity	13.4%	17.4%	8.3%	10.0%	N/M	8.6%
Post-tax return on average tangible shareholders’ equity	14.4%	18.0%	8.3%	22.1%	N/M	9.6%

N/M – Not meaningful

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank
Earnings Report as of March 31, 2025

	Three months ended Mar 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	611	1,264	342	122	(706)	1,632
Profit (loss)	440	910	246	88	(520)	1,164
Profit (loss) attributable to noncontrolling interests	0	0	0	0	29	29
Profit (loss) attributable to DB shareholders and additional equity components	440	910	246	88	(549)	1,134
Profit (loss) attributable to additional equity components	26	57	33	6	25	147
Profit (loss) attributable to Deutsche Bank shareholders	413	853	213	82	(574)	988
Average allocated shareholders’ equity	11,391	23,427	13,687	5,213	12,679	66,396
Deduct: Average allocated goodwill and other intangible assets[1]	787	834	383	2,946	1,693	6,644
Average allocated tangible shareholders’ equity	10,604	22,593	13,304	2,266	10,986	59,752
Post-tax return on average shareholders’ equity	14.5%	14.6%	6.2%	6.3%	N/M	6.0%
Post-tax return on average tangible shareholders’ equity	15.6%	15.1%	6.4%	14.5%	N/M	6.6%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank
Earnings Report as of March 31, 2025

Net interest income of the key banking book segments

Net interest income in the key banking book segments is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is net interest income. Key banking book segments are defined as the Group’s business segments for which net interest income from banking book activities represent a material part of the overall revenue. Net interest income in the key banking book segments is calculated as the Group’s total net interest income excluding other funding effects (e.g., centrally held funding costs) and impacts driven by accounting asymmetry in the recognition of the Group’s trading book and related hedging activities. The Group believes that a presentation of net interest income in the key banking book segments provides a more meaningful depiction of the net interest income associated with the Group’s operating businesses.

The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2025	Three months ended Mar 31, 2024

Group
Net interest income	3,836	3,827
Key banking book segments and other funding effects[1]	3,254	3,313
Key banking book segments	3,357	3,362
Other funding effects[1]	(103)	(48)
Accounting asymmetry driven[2]	582	513
Average interest earning assets[3] (in € bn)	1,038	986
Net interest margin[4]	1.5%	1.6%

Key banking book segments
Corporate Bank
Net interest income	1,169	1,286
Average interest earning assets[3] (in € bn)	129	123
Net interest margin[4]	3.6%	4.2%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	734	644
Average interest earning assets[3] (in € bn)	106	93
Net interest margin[4]	2.8%	2.8%

Private Bank
Net interest income	1,454	1,432
Average interest earning assets[3] (in € bn)	258	264
Net interest margin[4]	2.3%	2.2%

Total Key banking book segments
Net interest income	3,357	3,362
Average interest earning assets[3] (in € bn)	493	480
Net interest margin[4]	2.7%	2.8%

1Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other

2Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury; which are not key banking book segments

3Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year

4For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

Deutsche Bank
Earnings Report as of March 31, 2025

Adjusted costs/nonoperating costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, in total referred to as nonoperating costs, from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with its operating businesses.

	Three months ended Mar 31, 2025
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,157	1,651	1,730	467	211	5,216
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	2	(7)	(7)	6	30	26
Restructuring and severance	5	9	51	2	0	68
Total Nonoperating costs	7	2	45	8	30	93
Adjusted costs	1,150	1,648	1,686	459	180	5,122

	Three months ended Mar 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,205	1,631	1,816	456	197	5,305
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	61	25	10	15	55	166
Restructuring and severance	15	24	50	3	3	95
Total Nonoperating costs	76	49	60	18	58	262
Adjusted costs	1,129	1,582	1,756	438	138	5,043

Prior year’s comparatives aligned to presentation in the current year

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) provides a better comparison to the Group’s competitors.

in € b. (unless stated otherwise)	Mar 31,2025	Dec 31, 2024
Total assets	1,421	1,391
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	178	230
Deduct: Derivatives cash collateral received/paid	56	59
Deduct: Securities Financing Transactions credit line netting	2	2
Deduct: Pending settlements netting	76	13
Net assets (adjusted)	1,109	1,087

Deutsche Bank
Earnings Report as of March 31, 2025

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Mar 31, 2025	Dec 31, 2024
Total shareholders’ equity (Book value)	69,076	68,709
Goodwill and other intangible assets[1]	(6,865)	(6,962)
Tangible shareholders’ equity (Tangible book value)	62,211	61,747

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS

Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2025	Dec 31, 2024
Number of shares issued	1,948.3	1,994.7
Treasury shares	(6.3)	(49.6)
Vested share awards	32.8	38.5
Basic shares outstanding	1,974.7	1,983.6

Book value per basic share outstanding in €	34.98	34.64
Tangible book value per basic share outstanding in €	31.50	31.13

Deutsche Bank
Earnings Report as of March 31, 2025

Imprint

Deutsche Bank
Aktiengesellschaft

Taunusanlage 12
60262 Frankfurt am Main
Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations
+49 800 910-8000
db.ir@db.com

AGM Hotline:
+49 6196 8870 704

Publication
Published on April 29, 2025

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 13, 2025, under the heading “Risk Factors”.